U. S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                            FORM 10-SB/A

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
ISSUERS UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT
OF 1934

                    GOLFGEAR  INTERNATIONAL,  INC.
          (Name of Small Business Issuer in its charter)

          Nevada                                        43-1627555
(State or other jurisdiction of                   (I.R.S. Employer
incorporation or organization)                Identification No.)

5481-A Commercial Drive, Huntington Beach, California       92649
(Address of principal executive offices)                 (Zip Code)

              Issuer's telephone number:  (714) 899-4274

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                 Name of each exchange on which
to be so registered                 each class is to be registered

        None

        None

Securities to be registered pursuant to Section 12(g) of the Act:

                             Common Stock
                            (Title of Class)

                                  None
                            (Title of Class)

PART I.

ITEM 1.  DESCRIPTION OF BUSINESS.

Business Development.

GolfGear International, Inc., a Nevada corporation ("Company"), formerly Harry Hurst Jr., Inc. ("HHI"), was incorporated under the laws of the State of Nevada on October 9, 1997. The Company is the successor entity resulting from a November 20, 1997 reorganization between GolfGear International, Inc. ("GGI"), which, through its predecessors, has been active in the golf business since 1990, and HHI, a non-operating public corporation (by the filing of Articles of Merger with the Nevada Secretary of State). HHI changed its name to GolfGear International, Inc. (by the filing of an Amendment to Articles of Incorporation filed on December 1, 1997) and GGI changed its name to GGI, Inc. and remains a wholly-owned subsidiary of the Company. Each share of common stock of GGI was exchanged for 3.5235 shares of common stock of HHI. The shareholders of GGI, constituting 90% of the then outstanding shares of common stock, became the controlling shareholders of the Company. A one for two reverse stock split of the Company's issued and outstanding shares is reflected in an Amendment to Articles of Incorporation filed on December 4, 1997. Each of these filed documents is attached as an Exhibit to this Form 10-SB.

The Company's executive offices are located at 5481A Commercial Drive, Huntington Beach, California 92649, and its telephone number is (714) 899-4274. The Company's fiscal year ends on December 31. Currently, the Company has seven full time employees (four in administration and three in support services) and six independent sales representatives. None of the Company's employees is subject to a collective bargaining agreement..

Business of the Company.

(a)  The Company.

The Company designs, develops and markets innovative premium golf clubs intended to improve the quality and performance of a golfer's game. Utilizing patented revolutionary forged face insert technology, the Company has created the next generation of metal woods, rendering most other metal woods obsolete in the process. The concept of producing a golf head with a forged metal face insert fixed to the body of an investment cast shell
(head) is the invention that brought about a radical change to the approach of making a metal or iron head. The ability to affix a forged alloy, in the form of a face plate to a cast main body to the Company's knowledge has never been marketed before.

The Company believes that its forged face metal wood combines the accuracy and forgiveness of the investment cast metal wood with the feeling, strength and power that can only come from forged metal. The Company has also applied this same technology to re-invent the iron, creating a state-of-the-art forged face iron that features the same forged face metal insert bonded to a cavity-back, investment-cast club head. This technology produces clubs that have a solid sweet spot which produces maximum energy transfer providing consistent distance and accuracy, even if mis-hit.

The Company has developed and sells a full line of patented metal woods and irons marketed under the name "Ti-Gear", which were first introduced in 1997. The Company offers both mid-size and over-size models. The next generation of forged face woods and irons have just been introduced and are expected to go into production in January 2000. The Company will attempt to utilize its patented technology and combine it with a media campaign in an attempt to enjoy some of the success that companies such as Orlimar Golf Company and Adams Golf Co. have recently experienced.

All of the Company's products are intended to offer retailers a substantial profit margin, unlike many of the competitive golf products currently offered for sale at off course retailers and discounters. Several of the major companies in the golf hardware industry have moved to capture market share by sacrificing their retailers' margins. These companies are selling through discounters and through warehouse stores. This offers a substantial area of opportunity to the Company, since its proprietary products can provide better margins to retailers.

The Company's objective is to become a leading manufacturer of forged insert technology for drivers, irons and wedges. To achieve this objective, the Company is focusing its market strategy on enhancing the reputation of its products, increasing its market penetration of its products and continuing the development of innovative clubs and the refinement and improvement of existing technology. An integral part of this strategy is the expansion of the Company's marketing and advertising efforts to target both domestic and international sales. The Company's domestic marketing strategy is to create product awareness through infomercials, print advertising, television commercials and other promotional activities such as on-course golf pro shop demonstrations. An important feature of the Company's overall marketing strategy is the endorsement of its products by touring professional golfers who will demonstrate the effectiveness of the forged metal technology and provide valuable exposure. The Company also intends to expand its line of clubs by developing, acquiring or licensing its technologies to other golf manufacturers.

(b)  Industry Background.

There are approximately 26 million golfers in the United
States today, with approximately 5.4 million of those avid golfers (playing 25 or more rounds per year). The sport is popular with both men and women. Industry experts estimate that two million people enter the sport each year. Its popularity is gaining around the world. It is one of the few sports in which players spend more money as they get older. Golf equipment and related merchandise account for approximately $5 billion in annual sales.

A 1995 institutional research report by the investment banking firm of Hambrecht & Quist noted that the U.S. golf equipment market is continuing to grow. Three factors are fueling sales: the increasing popularity of premium-priced oversized irons, recently introduced innovations in metal woods, and continuing interest in the sport among new players.

The industry comprises several types of golfers - avid, medium, new and casual. Avid golfers play frequently and spend significantly larger amounts for brand name equipment. Medium golfers play more frequently, are less brand conscious and play with either graphite or steel shafted clubs. Casual golfers play several games a month and represent the largest group with the potential upward movement from one category to another. New golfers as beginners typically use lower cost steel shafted clubs, with a smaller number using graphite shafted clubs.

Market leaders follow a similar pattern. Each established a market niche. Callaway introduced the oversize metal wood to the market. Cobra set the stage for oversize perimeter weighted irons. Each incorporates brand identity, product innovation and tour validation, from the PGA Tour to the LPGA Tour to the Senior Tour.

The Company's niche in the global market is the forged face metal insert. Over the past several years, clubs have become larger, longer and lighter. Inserts offer a more dense sweet-spot, superior weight distribution and cutting-edge technology. All-titanium drivers are becoming common because of the move to the larger size heads. However, there is a cost factor involved in this transition. Fairway woods do not need to be made completely of titanium. A stainless steel shell can be used with a forged titanium insert, making these woods more affordable: the customer can purchase a competitively priced GolfGear fairway wood, and it can be purchased for 25% less than all-titanium woods.

Because management has first-hand experience working with touring professionals, the Company believes it will be able to obtain product exposure from the various tours and anticipates major touring professional exposure.

In the later half of the 1998 season, it appeared to management that market leaders were beginning to weaken. Some of the market leaders were dependent upon the Asian markets, which experienced a significant downturn during the past five years and which dramatically impacted retail golf sales. The Asian markets are beginning to recover at this time. The Company sees opportunity in these markets as they have become heavily saturated with product from the major brands over the last five years. The Company is preparing to move into these markets, and gradually add a fresh new brand with a story of technology, and not just marketing (see "International Business," below).

In the United States market, there are evident signs of transition taking place as the so-called "Big Boxes" or discounters take on name brand goods at very attractive prices. Competition will be intense at this level until this inventory glut is absorbed into the market place. This cycle is still proceeding and may continue until 2001. On the other hand, the consumer is now ready for something new. Most of the sets sold by the major club manufacturers in the last ten years are now aging and there is a substantial replacement market developing. Even the average golfer needs to upgrade and replace certain clubs on a regular basis. This is what has been observed by management over the past few years. Some competitors have experienced tremendous growth throughout the 1990's that it only makes sense that a replacement cycle is due in the market (as has occurred many times in the past). The Company believes that it has the opportunity to be a major candidate to fit into the void that is building among both the average and affluent golfers.
The Company's brand name remains underdeveloped while other brands have begun to erode as a result of having sold their popular models "down market."

(c)  Competition

Spalding, MacGregor, and Hogan are well recognized old line names in golf equipment. Names currently dominating the industry's premium-brand sector are Callaway, Cobra, Taylor Made, Ping and Tommy Armour. Obsolete are the old-line companies of the 1960s and 1970s, which the Company believes today offer lackluster equipment using other sports to promote their names in golf. Today, companies such as Callaway, Karsten Manufacturing
(Ping) and American Brands (Cobra) are leading a wave of golf-focused idealism among consumers. The dominating golf companies are innovative, having created new equipment categories or having already established a market leadership position in a particular category, such as oversized metal woods or irons.

The Company competes in the premium-priced technology based segment of the golf club manufacturing industry. This market for golf clubs is highly competitive with a number of these established companies competing in this market, many of which have greater financial and other resources. The Company believes that its technology, product quality standards, and competitive pricing structure, can provide a competitive edge in the market.

(d)  Business Strategy.

The Company competes in the premium quality segment of the golf club industry, a growing and highly competitive area. At the present time, the Company is sub-contracting its golf club assembly. This enables management to concentrate on sales and marketing efforts while keeping overhead costs low.

The Company has leased a 6,800 square foot facility to house sales, marketing and distribution activities. This facility is expected to serve the Company's anticipated needs until a decision is reached to bring assembly in-house. It is the Company's intention to maintain low overhead levels by continuing to sub-contract assembly operations until its brand name products are established in the market, and sales have increased to a level sufficient to justify bringing assembly in-house. At that point in the Company's development, currently projected to occur in late 1999, the Company plans to upgrade into additional space to provide for larger and more extensive sales offices, customer service operations, telemarketing operations facilities, as well as space for assembly, finished goods inventory product staging and shipping.

(e)  Marketing and Sales

(1)  Overall Strategy.

The Company intends to concentrate its marketing efforts in television infomercials and direct marketing techniques which has evolved in recent years as a successful medium for marketing golf products.

Today, there is much greater direct access to the golf consumer. In the not too distant past, if a company wanted to sell golf clubs, its salesmen visited on course pro shops to make the sale. These shops are limited in the number of clubs they can stock and in the funds available to purchase stock. The growth of the off course golf shops changed the way golf clubs are sold and advertised. It is now standard industry practice to sell via direct advertising as well as to the on and off course shops.

The Company initially focused its sales efforts on advertising in trade publications to reach the on and off course shop buyers, then advertised in the consumer publications such as Golf Digest, Golf World, Golf Tips, PGA Magazine and GolfWeek. Its distributors advertised overseas in similar publications.
The Company expends a substantial amount of effort selling clubs in foreign markets with the objective to have 50% of sales from foreign markets.

The golf club industry is highly seasonal, with most companies experiencing up to 60% of sales between February and June with an additional 20% of sales occurring between October and December (the Christmas buying season). Accordingly, the majority of product introductions are scheduled for January at the Florida International PGA Show with additional products introduced in September at the Las Vegas International PGA Show.

The Company attends nearly every major industry trade show.
The Company's management has given numerous trade industry press conferences around the world, maintaining a high profile and high degree of respect in the industry press. The Company will also be attending more consumer-oriented shows to extend more brand awareness. These shows have become very popular on a nationwide basis, and can be a key element is broadening distribution in these markets.

The Company is becoming increasingly active at key demo days. Most companies have used some sort of demo program to gain exposure at golf courses, and private country clubs. In 2000 the Company will expand its demo campaign not only in key United States markets but internationally as well. Subject to financing, the Company intends to launch one or more tour vans that will be scheduled across the country, focusing on the most prestigious facilities. The Company is technology driven and the consumer has shown a desire for more technical information at recent demo events. The Company has performed extremely well when in direct competition with the biggest competitors in the business. At several events in 1998 the Company outsold the competition. The demo programs are intended to supplement the infomercial program, as well as the print media campaign.

Currently, the Company depends upon approximately 49% of its sales to two major customers (see Risk Factors). However, the Company expects to continue, given its product technology and marketing approach, increasing sales in existing markets and distribution into additional key geographic regions. In this regard, it should be noted that the recent Distribution Agreement entered into between the Company and M.C. Corporation of Tokyo, Japan should help to broaden the customer base. See International Business, below.

(2)  Product and Name Endorsement.

The Company utilizes touring professionals and former golf professionals to represent the entire line of the Company's golf products. The Company currently employs Bobby Stroble and Gerry James. Mr. Stroble has been a touring professional for thirty years and had eight top ten finishes in 1998, with approximately $500,000 in earnings. Gerry James is a PGA professional and is one of the longest ball hitters in the world (he currently has pending in the Guinness Book of World Records a 473 yard drive). Mr. James appears for the Company in its infomercial and also appears at PGA events. The Company also utilized Donnie Hammond, a touring professional, to represent the Company's products in its infomercial.

(3)  Infomercials and Other Marketing.

The value of infomercials lies in the creation of millions of interested, informed and qualified prospects wanting to buy featured products in stores. In addition to selling products from television, infomercials can be an excellent source of leads for telemarketing, for promoting a brand's image and "pushing" the retail store activity. In conjunction with a production company named "Script to Screen, Inc.", the Company finished its first infomercial in May 1998. The Company is reviewing the possibility of revamping it, which is based on available funds. The Company is planning a second infomercial of perhaps a shorter format to be produced in early 2000, again based on available funds.

An infomercial is typically a 30-minute program that is used to introduce, market and sell a product at the same time. The infomercial has been a popular way to save years of conventional marketing and selling methods, and is a faster and more efficient way to provide the consumer with technical information that may lead to a purchase. An infomercial campaign is also supported by conventional selling methods.

The Company has a sales force consisting of 6 independent sales representatives, which enables them to sell other non-competing lines such as shoes or clothing. In some areas the Company will have sub reps that will assist the sales force with demo days and seminars. Management is very active in the field as well. Management works weekends at demo days in order to get feedback from the consumer. This feedback is important and provides direct input that is incorporated at sales meetings and seminars. The Company intends to support the infomercial with 60 second spots that enhance the Company's exposure. The Company will also run a print media campaign in the Wall Street Journal and USA Today, and leading golfing publications (there are nearly 6 million golfers that read these publications on a regular basis; Golf Magazine alone, for example, has a readership of 1.4 million).

(f)  International Business.

The Company has shipped golf clubs all over the world. The Company is currently not dependent upon selling the European or Asian markets, however it is the Company's objective that 35% to 50% of revenue be generated in foreign markets (currently the figure is 21%). This strategy provides a broader market opportunity and can help offset the effects of regional recessions and market trends. The Company's clubs will be sold through distributors in most countries, but in some cases the Company will sell direct to retailers. The Company also intends to promote its infomercial campaign in Europe, Japan and Korea.

On September 28, 1999, the Company announced completion of a Distribution Agreement encompassing all of Southeast Asia with M.C. Corporation of Tokyo, Japan (see Exhibit 10.1 to this Form 10-SB). This agreement establishes M.C. Corporation as the exclusive Asian distributor (other than the Korean market) for the Company's full line of proprietary golf equipment and accessories. This alliance gives the Company sales, marketing and distribution throughout the Asian marketplace with a strong financial partner (this agreement excludes South Korea, where GolfGear already has a distribution agreement in place - see below). M.C. Corporation has 325 employees and interests in real estate and construction, as well as alliances throughout Asia.

In connection with this agreement, M.C. Corporation also made a $2,000,000 equity investment in the Company through a Binding Subscription for Purchase of Equity Securities agreement (attached as Exhibit 4.3 to this Form 10-SB). This financing was completed on October 29, 1999 under the terms of that agreement, which provides that the financing is in exchange for 210,526 shares of convertible preferred stock in the Company; there is the right under this agreement to convert the 210,526 shares of preferred stock into 2,105,260 shares of common stock, which right expires in October 2001; there are also warrants issued in connection with said agreement to purchase 330,000 shares of common stock at an exercise price of $1.00 per share, which warrants expire in October 2002). After two years from the issuance of the preferred stock, it will be automatically converted into common stock. Other material provisions of this agreement include the following: (1) one vote per share; votes on an "as if converted" basis; (2) the common stock into which the preferred stock is convertible shall have unlimited piggyback rights; (3) no new shares of preferred stock senior or equal to the preferred stock may be issued for so long as any of the preferred stock is outstanding; (4) for the one year period after the issuance of the preferred stock, should the Company issue any securities at an effective price per common share of less than $0.95, then the Company will adjust the conversion rate of the preferred stock into common stock to reflect the reduction in the effective price per common share; (5) M.C. Corporation shall have the right to elect one member of the board of directors for so long as the preferred stock is outstanding, and for a period of two years subsequent to conversion of the preferred stock into common stock; (6) for the five year period after issuance of the preferred stock, if the Company should sell any shares of common stock or other securities convertible into common stock in any private or public transaction, then M.C. Corporation shall have the right to purchase a sufficient number of the securities that are being sold under the same terms and conditions in order to maintain its 14.3% equity interest in the Company; and (7) upon conversion of the preferred stock into common stock, as long as the common stock continues to be held by M.C. Corporation during the five year period after the issuance of the preferred stock, the firm shall have the same anti-dilution rights as if it was still holding the preferred stock. As a result of the Bel Air Acquisitions (discussed below), the Company will be required to issue approximately 4,000 additional preferred shares to M.C. Corporation for no additional consideration in order to comply with certain anti-dilution provisions.

On January 14, 1999, the Company entered into a Distribution Agreement with GolfGear Korea, Ltd., a South Korean corporation (not affiliated with the Company) (see Exhibit 10.2 to this Form 10-SB). Under the terms of this agreement, this South Korean firm will have the exclusive rights to distribute products of the Company in that country for a period of three years. Certain sales performance goals are set forth in Schedule A to that agreement.

(g)  Technology.

Almost the entire line of Company clubs features its multi-patented forged insert technology that was invented and developed by Company founder Donald A. Anderson - a technology that reinvented the metal wood. The Company currently has eight patents on its forged face insert technology and three patents on its putter technology. See Patents and Know-How.

The Company, drawing on twenty years of research, did what had never been done before: it installed a solid forged face metal insert into the hitting area of an investment-cast shell. The Company's forged face clubs combined the density, power and distance of solid forged metals with the weight distribution, forgiveness and accuracy possible only in investment cast woods and irons. The result is a club that gives measurably superior performance because it has a much more solid hitting area with more weight around the perimeter to provide an extra large sweet-spot.

The Company had the foresight to begin patenting insert technology in 1989, in the United States and in major international markets, before the January 1, 1992 rule change by the United States Golf Association (USGA) and the Royal and Ancient (R&A) Golf Club of St. Andrews, Scotland, which legalized insert technology in both metal woods and irons. As a result, the Company believes that its patent portfolio is the most comprehensive intellectual property protection package of any participant in the golf club industry.

The Company believes that no other company or individual has secured more coverage, either in the number of patents or in the scope of claims. This patent technology forms the basis of the Company's business plan to exploit insert technology as the next wave of golf club design. The Company also expects that there will be a significant opportunity to generate royalties by selectively licensing this technology to major golf club manufacturers.

By attaching a solid forged face metal insert into the cavity of a cast club, the Company believes that it has created the most solid hitting surface in golf and put 50% more club head mass where it counts - in the hitting area. When more mass meets the ball at impact and the mass is forged, not cast, maximum energy is transferred to the ball and shots travel significantly farther. Forged metal can do this because it is more dense and has a more solid molecular structure than cast metals.
Investment castings contain gas voids and parasites that can cause hairline cracks or cave-ins and create dead spots. Also, their porous finish and inconsistent internal structure can affect playability.

Management believes that its patents are strong enough to make the Company a significant player in the golf industry. On January 1, 1992, the face of golf equipment changed forever when a USGA and R&A rule was changed to allow metal woods and irons with inserts. The Company was founded in 1990 to prepare for the changes it anticipated in golf equipment design, and the introduction of its patented forged face woods and irons marked one of the most significant advancements in metal innovation and technology since the invention of the original metal wood more than 20 years earlier.

After creating and patenting the solid steel forged face insert, the Company has continued to stake out new ground, securing multiple domestic and international patents for designs and inserts in several other materials such as forged titanium, steel, aluminum, beryllium copper and related alloys. The Company has continued to retain and expand its position as the world leader in insert technology with the introduction of its Ti-Gear Irons, Ti-Gear Woods, Ti-Gear All Titanium Woods, Arrowline Series of putters, and Tsunami titanium woods.

Forged Face insert technology offers significant performance advantages. The Company's equipment offers levels of performance that golfers all over the world look for in a club, such as:

Greater distance
Huge sweet-spot
Pin-point control
Greatly reduced vibration
Increased velocity, accuracy and forgiveness
Product identity

The Company's TourGear Forged Face Metal Wood ranked at the top in a 1994 evaluation by ALBA, one of Japan's most respected golf magazines. The evaluation included ten over-sized metal woods, judged by distance, accuracy, feel and appearance. Most major competitors participated except for Callaway's Big Bertha. The Company's TourGear Forged Face Metal Wood was the only product to have received an "A" ranking in all four categories. The Company's Ti-Gear driver finished second in overall driving on the senior PGA tour in 1998.

(h)  Product Line.

The Company's core product line is the Ti-Gear woods and irons. Both woods and irons feature forged titanium inserts that are inset into stainless steel shells, which incorporate the latest in graphite shafts and grips. The Company has completed the tooling for a new Ti-Gear all-titanium driver in a 9-degree loft, to be named "Tsunami," to compliment the existing 9.5-degree loft Ti-Gear driver. At 300 cc in volume, the Tsunami will be the Company's entry in the super-size driver category.

The main body of the all-titanium Ti-Gear driver is cast from aerospace-certified 6AL4V titanium and the face is fitted with a solid forged Beta titanium insert. With many competitors working on some sort of new titanium driver, the Ti-Gear is the only club with the Company's patented forged-face insert welded to the main head face.

The Company's patented insert technology is unique because it can be applied to any new trend in golf clubs such as size or shape. The Company already has developed prototypes of several additional irons using this technology. Although brand name golf equipment companies become known by their general consumer acceptance, golfers today have a tendency to be attracted more by performance and technology and less by a name brand. Companies can become even more well known for their technological superiority.

Golfers around the world are looking for an individual club that will assist them when their skill level is overmatched.
Many golfers search for a more compromising sand wedge, putter, driver, or trouble club (such as the #7 wood). The Company is prepared to add a full collection of trouble clubs and short game clubs. Insert technology can be applied to any club. The Company will be expanding its Arrowline Series of putters featuring the Arrowline patented alignment concept. The Company has successfully marketed the original Arrowline putter series for several years. The Company also plans to expand into a full line of utility clubs. The Company believes that the single club market will continue to grow and the Company's insert technology will play a major role in gaining identity in this niche market.

While the current line being sold is the Ti-Gear woods and irons, the Company has introduced a new product to supplement its Ti-Gear line. The "Ti" in Ti-Gear is the symbol for titanium. The Company over the years has used names such a TourGear, Precision Gear, Gear Collection, Master Gear, etc. In this case the name represents Titanium Gear, or abbreviated Ti-Gear. This new line is called AM-G3. The new line features clubs with a new insert material which will be an option in the current Ti-Gear product line. Part of this new line was introduced at the International PGA Show in January 1999 in Orlando, Florida. This new product line initially consists of a new line of fairway woods. The new iron (An-G3) will be a new lower profile design. The Company has does not intend to delete any product line at this time. Production on this new line will commence in January 2000. The Company also intends to introduce a new titanium driver named "Tsunami" in early 2000.

(1)  Bel Air Golf Companies Acquisition.

The Company has entered into an agreement to acquire all of the operating assets of Bel Air Golf Companies, including the "Bel Air Golf" and "Players Golf" tradenames (attached as Exhibit
10.2 to this Form 10-SB). The Bel Air Golf Companies were acquired by new management in 1997 and had consolidated unaudited revenues of approximately $2,000,000 for the year ended December 31, 1998. Players Golf offers a full line of junior golf clubs, and Bel Air Golf is known primarily for golf glove products that offer both value and quality. Bel Air Golf and Players Golf will be operated as a separate division of GolfGear.

In consideration for acquiring these assets, the Company will assume liabilities of approximately $50,000, and will issue a minimum of 250,000 shares of its restricted common stock, and up to an additional 400,000 shares, depending on the satisfactory resolution of certain contingencies. The Company will also issue 255,000 warrants exercisable at $1 per share for a period of six months from closing, and 100,000 warrants exercisable at $1 per share, 100,000 warrants exercisable at $2 per share and 100,000 warrants exercisable at $3 per share, vesting and exercisable only if net revenues from Bel Air Golf and Players Golf reach $1.5 million, $2 million and $2.5 million in 2000, 2001 and 2002, respectively. The 250,000 shares were issued on November 29, 1999 as an advance and the transaction is proceeding according to the terms of the acquisition agreement, and certain contingencies are in the process of being resolved. There can be no assurance that this transaction will close in the future.

(2)  Rugg Acquisition.

On May 16, 1998, the Company entered into an Agreement for
Sale and Purchase of Assets with Douglas Rugg for the acquisition of certain assets (attached as Exhibit 10.4 to this Form 10-SB). This agreement covers: (i) all rights and interest in and to the design of golf bags and a golf bag carrying case, identified on Schedules A and B respectively, which includes technology know-how, and all documentation thereto; (ii) the design to all eye-wear which is currently in development; (iii) the name "Executive Trail Blazer Golf Bag"; (iv) all books, records and customer and supplier lists used in his business; (v) all rights and interest in and to patents, trademarks, rights under contracts, leases, and claims or causes of action related to these assets or the business; (vi) all inventory relating to golf bags and sunglasses, including "in process", "finished" and parts therefor; and (vii) all machinery and equipment relating to the assembly and/or shipping of the inventory. These assets have been determined by the Company to be impaired and were written off on December 31, 1998.

In consideration for acquiring these assets, the Company paid the following: (i) the sum of $10,000; (ii) 125,000 shares of the Company's common stock (valued at $1.00 per share), which is Rule 144 stock subject to no more than a one-year restriction and subject to "piggyback" registration rights to be granted to; and (iii) a three percent royalty on gross sales of all the merchandise and products covered by this agreement which is sold by the Company after the date of this Agreement (the royalty to be paid to on a quarterly basis commencing September 30, 1998). In connection with this acquisition, Mr. Rugg agreed to furnishing certain consulting services to the Company (as set forth in a Consulting Agreement attached to said agreement).
This acquisition has now been completed. No amounts have been paid in connection with the royalty element of the agreement.

(i)  Source of Supply.

There are five primary components that are necessary to produce a golf club. The Company currently purchases heads from two suppliers, and has access to several manufacturers that are able to produce the same technology with the same quality standards with competitive pricing. The Company will continue to test components produced by other vendors in the event that they will be needed as product demand increases. The Company is not dependent on one supplier. The Company is constantly working on new materials and sources of supply in the event that additional vendors are necessary.

(j)  Patents and Know-How.

The Company's ability to compete effectively with other golf companies may be dependent, to a large degree, upon the proprietary nature of its technologies. The Company has eight United States patents and one international patent relating to the forged face technology and four patents relating to the Company's putter technology. The Company also has several patent applications pending. The patents for insert technologies represent an evolution that took place over a period of several years. The first patents cover simple combinations of forged and cast elements brought together to form a golf club head. Later filed patents have been directed toward alternative mechanisms for holding the component parts together and alternative versions using various combinations of metals including titanium.
Titanium is now recognized throughout the industry as a superior metal for use in golf clubs. The patented putters include several devices that provide an alignment mechanism. A "virtual ball" marker allows the user to visualize the hit before the club is swung. This enables the club to be aligned to the ball, allowing the user to hit from the "sweet spot" of the club. Additionally, the putter clubs have heel and toe weighting to minimize club head rotation on impact, ensuring a straighter shot.

In general, the level of protection afforded by a patent is directly proportional to the ability of the patent owner to protect and enforce his rights under the patent. Since the financial resources of the Company are limited, and patent litigation can be both expensive and time-consuming, there can be no assurance that the Company will be able to successfully prosecute an infringement claim in the event that a competitor utilizes a technology that infringes on one or more of the patents owned by the Company. The Company also relies, to an extent, on unpatented know-how, trade secrets and technology, and there can be no assurance that other companies may not independently develop substantially identical technologies, or obtain unauthorized access to the Company's technologies.

The Company received its eighth domestic patent (patent No. 5,720,673) on insert technology on February 4, 1998. The new patent further broadens the scope of the Company's insert patent portfolio. The new patent has a primary function of providing a means of affixing the face insert to a cast club head. The insert is set into a recess, and locked into place by material being pushed over the edge of the insert thus locking it permanently into place. The Company has also received a patent which was issued in Taiwan. The Company has several other patents pending both domestically as well as internationally. The Company will continue to focus on expanding its patent coverage on insert technology. See Exhibit 99.1 for a complete list of these patents and their expirations dates (ranging from 2005 to 2015). See Exhibit 99.2 for a complete list of the Company's trademarks.

(k)  Licensing of Technology.

On August 12, 1998, the Company entered into a license agreement with Confidence Golf, Inc., whereby the Company licensed Confidence Golf, Inc. to use its forged insert technology (attached as Exhibit 10.5 to this Form 10-SB). See
Certain Relationships and Related Transaction for a complete description of this agreement.

On November 19, 1998, the Company entered into a similar licensing agreement with Wilson Sporting Goods Company to also use the Company's forged insert technology (attached as Exhibit
10.6 to this Form 10-SB). Under the terms of this agreement, Wilson agreed to pay royalties as follows: (a) for irons: $1.00 per club for the first 250,000 sold, $0.75 per club for the next 250,000 up to 500,000, and $0.50 for over 500,000; and (b) for woods: $1.00 per club for the first 500,000 and $0.75 per club over 500,000. The Company intends to continue licensing its patented technology to other companies as such opportunities become available.

On November 17, 1999, the Company entered into a license agreement with PowerBilt Golf. This agreement grants to PowerBilt a non-exclusive license to sell, offer to sell, use, and otherwise dispose of certain licensed products utilizing licensed patent rights in all non-Asian countries and in Korea (this specifically excludes Japan, Singapore, Hong Kong, the Philippines, Malaysia, Indonesia, and Taiwan). This agreement also grants to this company a non-exclusive license to make or have made certain licensed products utilizing the patent rights anywhere. Under the terms of this agreement, royalties are to be paid as follows: (a) for irons, $1.15/club for first 250,000 $.75/club for next 250,000 to 500,000 $.50/club for 500,000 up;
and (b) for woods, $1.15/club for first 500,000 $.75/club for 500,000 up.

(l)  Description of Property.

The Company's executive office, marketing and warehouse is located in 6,800 square feet of leased space in Huntington Beach, California, pursuant to a three-year lease agreement which terminated on December 31, 1999. The Company has secured a one month extension of this lease to facilitate its move to new quarters. As of February 1, 2000, the Company's offices will be located at 12771 Pala Avenue, Garden Grove, California 92841, and consist of approximately 10,000 square feet of space. These offices are covered by a three-year lease agreement which expires on February 1, 2003. These facilities should be adequate for the Company during the term of this lease.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS.

Overview

The following management's discussion and analysis of financial condition and results of operations reviews the financial performance of the Company for the years ended December 31, 1997 and 1998, and the nine months ended September 30, 1999 and 1998, and should be read in conjunction with the Company's consolidated financial statements and notes thereto for the respective periods set forth in Part F/S hereafter.

For accounting purposes, the acquisition of GGI by Harry
Hurst, Jr., Inc. has been treated as a reverse acquisition of GGI with GGI considered the acquiror. The historical financial statements prior to December 5, 1997 are those of GGI. All information in the financial statements has been retroactively restated to reflect his transaction.

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary, GGI, Inc. and GGI, Inc.'s wholly-owned subsidiaries, Gear Fit Golf Company and Pacific Golf Holdings, Inc. All significant intercompany transactions and balances have been eliminated in consolidation.

Consolidated Results of Operations

(a)  Nine Months Ended September 30, 1999 and 1998.

Net sales increased to $1,872,458 in 1999 from $1,036,781 in 1998, an increase of $835,677 or 80.6%, primarily due to increased selling and marketing activities that the Company was able to conduct in 1999 as a result of the proceeds from the Company's previous private placements of its securities. This increase is based on increased units sold and not on price increases or the introduction of new products. At this time, the Company is not aware of any trends, events, or uncertainties that have had or are reasonably expected to have a material impact on net sales, other than the Bel Air acquisition and the distribution agreement with M.C. Corporation, both of which are expected to have a positive impact on future net sales (although the extend of which cannot be predicted at this time); in particular, the M.C. agreement will help the Company to gain a presence in the wider Asian marketplace..

Gross profit increased to $880,110 in 1999 from $421,437 in 1998, and increased as a percentage of net sales to 47.0% in 1999 from 40.6% in 1998. The increase in gross profit margin in 1999 as compared to 1998 was due to a change in the sales mix in 1999 to higher margin products.

Selling and marketing expenses increased to $408,578 in 1999 from $406,768 in 1998, as the Company continued its selling and marketing activities in an ongoing effort to build a marketing infrastructure. Tour and pro contract expenses decreased by $209,081 in 1999 as compared with 1998, as a result of reduced reliance by the Company on the services of touring professionals to promote the Company's products. General and administrative expenses increased to $808,350 in 1999 from $724,512 in 1998, as a result of an increase in business activities and the costs of operating a public company.

Depreciation and amortization decreased to $32,026 in 1999 from $46,517 in 1998, as a result of decreased depreciation and amortization recorded relating to property and equipment and patents and trademarks. Interest expense increased to $37,746 in 1999 from $7,053 in 1998, as a result of an increase in the level of interest-bearing debt incurred to finance operations.

The Company recorded a provision for bad debts of $237,778 in 1999, as compared with $19,500 in 1998, based on management's estimate of uncollectible accounts receivable.

Net loss was $810,059 for the nine months ended September
30, 1999, as compared to a net loss of $1,157,715 for the nine months ended September 30, 1998.

(b)  Years ended December 31, 1998 and 1997.

Net sales increased to $1,244,119 in 1998 from $420,619 in 1997, an increase of $823,500 or 295.90%, primarily due to increased selling and marketing activities that the Company was able to conduct in 1998 as a result of the proceeds from the Company's private placements of its securities.

Gross profit increased to $306,385 in 1998 from $101,105 in 1997, and increased as a percentage of net sales to 24.62% in 1998 from 24.04% in 1996. The slight increase in gross profit margin in 1998 as compared to 1997 was due to the relative
stability in the sales mix in   1998 as compared to 1997.

Selling and marketing expenses increased to $657,853 in 1998 from $202,608 in 1997, as a result of increased selling and marketing activities and the Company's efforts to build a marketing infrastructure. Tour and pro contract expenses increased by $463,665 in 1998 as compared to 1997 as a result of increased marketing efforts. General and administrative expenses increased to $1,130,242 in 1998 from $754,012 in 1997, as a result of an increase in business activities and capital raising efforts.

On May 16, 1998, the Company entered into an Agreement for Sale and Purchase of Assets with Douglas Rugg for the acquisition of certain assets. See Exhibit 10.4 to this Form 10-SB. The Company completed this transaction on November 11, 1998 by issuing 125,000 shares of common stock, valued at $125,000. The Company wrote off the assets acquired as of December 31, 1998.

During 1998, the Company incurred aggregate costs of $503,567 with respect to the preparation and filming of an infomercial.
At December 31, 1998, management reviewed the Company's infomercial marketing program and determined that it was unlikely to be successful and, accordingly, such costs were charged to operations during 1998.

Depreciation and amortization decreased to $56,659 in 1998 from $58,454 in 1997 as a result of decreased depreciation and amortization recorded relating to property and equipment and patents and trademarks. Interest expense decreased to $34,225 in 1998 from $91,512 in 1997, as a result of a decrease in the level of interest-bearing debt incurred to finance operations.

The Company recorded a provision for bad debts of $39,448 in 1998, as compared with $3,500 in 1997. This was based on management's estimate of uncollectible accounts receivable.

Net loss was $2,730,170 for the year ended December 31, 1998, as compared to a net loss of $999,877 for the year ended
December 31, 1997.

Liquidity and Capital Resources.

During the years ended December 31, 1998 and 1997, and the nine months ended September 30, 1999, the Company has financed its working capital requirements principally from the private placement of its common stock. During the year ended December 31, 1998 and the nine months ended September 30, 1999, gross proceeds from the sale of common stock were $1,587,500 and $50,000, respectively, reflecting net proceeds of $1,415,050 and $50,000, respectively. Such funds have periodically been supplemented with short-term borrowings under the Company's bank line of credit and other private sources. This bank line of credit is at Wells Fargo Bank, is unsecured, and has a maximum amount of $70,000. This line of credit expires on September 1, 2000 and is personally guaranteed by Donald Anderson, President of the Company.

During the years ended December 31, 1998 and 1997, the Company's operations utilized cash of $1,512,887 and $735,364, respectively. As of December 31, 1998, the Company had a working capital deficiency of $187,659, as compared to working capital of $414,044 at December 31, 1997. The Company's current ratio was 0.80:1 at December 31, 1998, as compared to 2.04:1 at December 31, 1997. This working capital deficiency has not had an effect on the Company's ability to meet its obligations at they come due because of private offering stock sales and other sources of financing, as discussed above. However, the Company has periodically had to defer or decline orders due to insufficient working capital.

During the nine months ended September 30, 1999 and 1998,
the Company's operations utilized cash of $71,112 and $992,265,
respectively.   As of September 30, 1999, the Company had working
capital of $1,129,387, and the Company's current ratio was 1.46:1.

The Company did not have any capital expenditure commitments outstanding at September 30, 1999, although the Company anticipates making capital expenditures in the ordinary course of business commensurate with an expected increase in the Company's business operations in subsequent periods and new facilities in early 2000.

The Company will require substantial additional operating capital during 2000 to broadcast its infomercial, establish its own assembly facility, and finance the expansion of its operations. In this regard, the Company has entered into a Binding Subscription for Purchase of Equity Securities with M.C. Corporation of Tokyo, Japan. The Company completed this transaction on October 29, 1999 and $2,000,000 has been paid to the Company in exchange for 210,526 shares of preferred stock in the Company. Should adequate working capital not be available in the future on a timely basis to fund the Company's operations, the Company may have to substantially reduce its operations to a level consistent with its available working capital resources.
See "Business of the Company - International Business." The Company anticipates that this $2,000,000 investment into the Company will fulfill the cash needs of the Company through 2000. After that time, the Company may need to raise additional capital.

Risk Factors Connected with Financial Condition and Results of
Operations.

(a)  History of Losses; Accumulated Deficit; Working Capital
Deficiency.

The Company has incurred losses of $450,985, $224,667,
$999,877, and $2,730,170 for the years ended December 31, 1995, 1996, 1997, and 1998, respectively. The likelihood of the success of the Company must be considered in the light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business and the competitive environment in which the Company operates. Unanticipated delays, expenses and other problems such as setbacks in product development, and market acceptance are frequently encountered in connection with the expansion of a
business.  (See "Need for Additional Financing" below.)    As a
result of the fixed nature of many of the Company's expenses, the Company may be unable to adjust spending in a timely manner to compensate for any unexpected delays in the development and marketing of the Company's products or any capital raising or revenue shortfall. Any such delays or shortfalls will have an immediate adverse impact on the Company's business, operations and financial condition. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."

(b)  Significant Working Capital Requirements.

The working capital requirements associated with the manufacture and sale of the Company's golf clubs have been and will continue to be significant. The Company is currently not generating sufficient cash flow to fund its operations and growth and is dependent on the proceeds from the sale of its shares to continue its operations and implement its sales and marketing strategy. The Company anticipates, based on currently proposed plans and assumptions relating to its operations (including with respect to costs and expenditures and projected cash flow from operations), that it will need financing of at least $1,500,000 during the year 2000 in order to pay current debt, revamp and market its infomercial and increase inventory. In the event that the Company's plans change or its assumptions change or prove to be inaccurate or if the proceeds from the sale of its shares or cash flow from operations proves to be insufficient to fund operations (due to unanticipated expenses, technical difficulties, problem or otherwise), the Company would be required to seek additional financing sooner than currently anticipated or may be required to significantly curtail or cease its operations.

In connection with a Distribution Agreement, M.C.
Corporation also made a $2 million equity investment in the Company's preferred stock on October 29, 1999 through a Binding Subscription for Purchase of Equity Securities agreement (attached as Exhibit 4.3 to this Form 10-SB). This financing should provide adequate working capital for the Company for the next twelve months. Other than this source of financing, the Company has no current arrangements with respect to, or sources of, additional financing, and it is not anticipated that existing shareholders will provide any portion of the Company's future financing requirements. There can be no assurance that any additional financing will be available to the Company on a timely basis and on acceptable terms or at all. Any such financing may involve substantial dilution to the interests of the Company's then existing shareholders. If the Company is not successful in raising any additional financing necessary to fund future working capital needs, then the Company might be forced to curtail some of Company operations, the exact nature of which cannot be predicted at this time.

(c)  Seasonal Business; Quarterly Fluctuations.

Golf is primarily a warm weather sport and the purchasing decisions of most customers are typically made in the fall and a vast majority of sales are expected to occur during the first six months of the year. In addition, quarterly results may vary from year to year due to the timing of new product introductions, orders and sales, advertising expenditures, promotional periods and shipments. Accordingly, comparisons of quarterly information of the Company's results of operations may not be indicative of the Company's overall annual performance. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Business - Sales and Marketing."

(d)  Competition.

The market for the manufacture, distribution and sale of premium quality golf clubs, accessories and other related products is intensely competitive. The Company faces strong existing competition for similar products and expects to face significant competition from new companies or existing companies with new products. Many of these companies may be better financed, have better name recognition and consumer goodwill, have more marketing expertise and capabilities, have a large and loyal customer base, along with other attributes that may enable them to compete more effectively. The golf equipment industry is currently dominated by four companies, Callaway Golf Company, Titleist/Cobra, Karsten Manufacturing (Ping) and Taylor Made, which in the aggregate, account for approximately one half of the golf clubs sold in the United States. Many purchasers of premium clubs desire golf clubs that feature the most recent technology, innovative designs and recognized brand names. Recently, Adams Golf Co. and Orlimar Golf Company have become competitive factors in fairway woods and drivers.

Additionally, purchases are often made based upon highly subjective decisions that may be influenced by numerous factors, many of which are out of the Company's control.
Golfers' subjective preferences are subject to rapid and unanticipated changes. As a result, the Company expects to face substantial competition from existing and new companies that market golf clubs which are perceived to enhance performance, are visually appealing or appeal to other consumer preferences. Further, the golf club industry is subject to rapid and widespread imitation of golf club designs which, notwithstanding the existence of any proprietary rights, could further hamper the Company's ability to compete. The Company faces competition on the basis of price, reputation and qualitative distinctions among available products. There can be no assurances as to the market acceptance of the Company's golf clubs in relation to its competition. See "Business of the Company - Competition."

(e)  Uncertainty of Market Penetration.

The golf equipment industry is currently dominated by several companies which have strong brand name recognition. As a result, the market demand for new products from new companies is subject to a high level of uncertainty. Achieving significant market penetration and consumer recognition for the Company's products will require significant efforts and expenditures by the Company to inform potential customers about the Company's products. Although the Company intends to use a substantial portion of its working capital for marketing and advertising, there can be no assurance that the Company will be able to penetrate existing markets for golf equipment and related accessories on a broad basis, position its products to appeal to a broad base of customers, or that any marketing efforts undertaken by the Company will result in any increased demand for or greater market acceptance of the Company's products. See "Business of the Company."

(f)  Consumer Preferences and Industry Trends.

The golf equipment industry is characterized by frequent introductions of new products and innovations and is subject to rapidly changing consumer preferences and industry trends such as the introduction of titanium clubs and oversized club heads, which may adversely affect the Company's ability to plan for future design, development and marketing of its products. Because of rapidly changing consumer preferences and industry trends, most golf club models and designs have short product life cycles. In addition, new club models and basic designs are frequently introduced and often rejected by customers. The Company's success will depend on its ability to anticipate and respond to these factors and introduce products that meet or exceed consumer expectations. There can be no assurance that the Company will be able to anticipate and respond to changing consumer preferences and industry trends or that competitors will not develop and commercialize new innovations that render the Company's proprietary technology or its golf clubs obsolete. See "Business of the Company - Competition."

The Company's future operating results are also likely to be dependent upon the continuing popularity of golf as a sport and leisure activity. Although golf has gained increasing popularity over the last several years, there can be no assurance that its popularity as a sport and leisure activity will continue. Any significant decline in the popularity of golf could materially adversely affect the Company. Moreover, golf, as a leisure activity, is affected by a number of factors relating to discretionary consumer spending, including general economic conditions affecting disposable consumer income, such as employment and business conditions, interest rates and taxation. Any significant change in general economic conditions or uncertainties regarding future economic prospects that adversely affect discretionary consumer spending generally, and golfers specifically, could have a material adverse effect on the Company. See "Business of the Company - Industry Background."

(g)  Direct Response Television Marketing.

The Company intends to expand its direct marketing efforts to include direct response television, which encompasses infomercials, and direct response commercials, which are the traditional 30 and 60 second spots. The success of direct response television is uncertain and depends upon numerous factors, including the Company's ability to produce infomercials and commercials which attract and retain viewer interest, feature products that appeal to viewers and generate revenues sufficient to offset their cost of production and air time. Industry sources estimate that only one out of eight infomercials generates a level of sales sufficient to offset the costs associated with their production and broadcasting and obtaining desirable broadcast time slots. The Company has limited experience in utilizing direct response television to market its products, having only test marketed one infomercial in mid 1998. The production and broadcasting of infomercials and commercials also requires up-front cash expenditures. The Company expects that a typical infomercial will cost approximately $250,000 to $500,000 to produce and a typical direct response commercial will cost approximately $30,000 to $80,000 to produce. Media broadcast time, the largest expense in marketing through infomercials and commercials, must be paid for in advance and typically accounts for a substantial portion of the total costs associated with the marketing of products through direct response television, depending upon the broadcast markets and hours at which the infomercial or commercial airs. Media costs have increased recently and greater demand for broadcast time could result in increased costs, as well as the unavailability of preferred hours and channels for broadcast and the unwillingness of broadcasters to air the Company's advertisements. See "Business of the Company - Marketing and Sales."

(h)  Dependence on a Limited Number of Suppliers.

The Company does not manufacture the components required to assemble its golf clubs. The Company relies on several suppliers for club heads and graphite shafts. The Company does not have binding long-term supply contracts with any of its suppliers. Therefore, the Company's success will depend on maintaining its relationships with these suppliers and developing relationships with new suppliers. Any significant delay or disruption in the supply of club heads or graphite shafts caused by manufacturers' production limitations, material shortages, quality control problems, labor interruptions, shipping problems or other reasons would materially adversely effect the Company's business. The delays in receiving such supplies from alternative sources would cause the Company to sustain at least temporary shortages of materials to assemble its clubs, which could have a material adverse effect on the Company's business, operating results and financial condition.

The Company currently purchases its club heads from two sources, its shafts from two sources and its grips from three sources. The Company purchases its components pursuant to purchase orders placed from time to time and, except for those purchase orders, none of its suppliers is obligated to deliver specified quantities of components or to deliver components for any specified period. Accordingly, the Company is substantially dependent on the ability of its suppliers to provide adequate inventories of golf club components on a timely basis and on acceptable terms. The Company's suppliers also produce components for certain of the Company's competitors, as well as other large customers, and there can be no assurance that any such supplier will have sufficient production capacity to satisfy the Company's inventory or scheduling requirements during any period of sustained demand or that the Company will not be subject to the risk of price fluctuations and periodic delays. Although the Company believes that its relationships with its suppliers are satisfactory and that alternative sources of each of the components are currently available, the loss of the services of a supplier or substantial price increases imposed by a supplier could result in production delays, thereby causing cancellation of orders by customers and/or price increases resulting in reduced revenues and margins, respectively.

(i)  Dependence on Certain Suppliers; Foreign Suppliers.

The Company imports most of its club heads from companies in Asia. As a result, the supply of the materials required to assemble the Company's clubs is subject to additional cost and risk factors, many of which are out of the Company's control, including political instability, import duties, trade restrictions, work stoppages and foreign currency fluctuations. An interruption or material increase in the cost of supply would materially adversely effect the Company's business, operating results and financial condition.

(j)  Dependence on a Few Major Customers.

Currently, the Company is dependent on approximately
49% of its business from two major customers. There is the risk that should one or both of these customers cease their relationship with the Company this could have an adverse affect on the business of the Company. Although the Company is attempting to broaden its customer base, such as with the Distribution Agreement between the Company and M.C. Corporation, there is no assurance that this strategy will be successful.

(k)  Uncertainty Regarding Patents and Proprietary Rights.

The Company seeks patent protection for its proprietary
products and technologies where appropriate. The Company currently has eight United States patents and one international patent relating to its forged face technology and four patents relating to the Company's putter technology. The Company also has several foreign patents pending. Corresponding foreign patent applications with respect to the Company's pending United States applications have been filed in the appropriate foreign
jurisdictions.   However, there can be no assurance that the
Company's pending patents will be awarded or will provide the Company with significant protection against competitors. Litigation has been necessary and may be necessary in the future to protect the Company's patents, and there can be no assurance that the Company will have the financial or managerial resources necessary to pursue such litigation or otherwise to protect its patent rights. In addition to pursuing patent protection in appropriate cases, the Company also relies on trade secret protection for its unpatented proprietary technology. However, trade secrets are difficult to protect. There can be no assurance that other companies will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets, that such trade secrets will not be disclosed or that the Company can effectively protect its rights to unpatented trade secrets. The Company pursues a policy of having its employees and consultants execute non-disclosure agreements upon commencement of employment or consulting relationships with the Company, which agreements provide that all confidential information developed or made known to the individual during the course of employment shall be kept confidential except in specified circumstances. There can be no assurance, however, that these agreements will provide meaningful protection for the Company's trade secrets or other proprietary information.

(l)  Dependence on Relationships with Retailers.

The Company principally relies upon its relationships with its retailers to market the Company's products. The Company's account base consists of select golf shops throughout the United States. The Company maintains its relationship with such retailers both directly and through its independent sales representatives. International sales are generally conducted through the use of foreign distributors in specific countries. Although the Company intends to market its products competitively and to develop business relationships with new retailers, there can be no assurances that the Company can successfully expend its retailer base to a level sufficient to reach profitable operations. See "Business of the Company - Source of Supply."

(l)  Technological Innovation; New Products; USGA
Regulation.

The technology utilized in the Company's golf clubs is relatively new, compared to the majority of golf clubs currently being marketed. The Company believes it has extensive patent protection for most of its golf club heads, but there can be no assurance that it will be successful in defending and/or exploiting such patents. Efforts to develop new technology and new products similar to or better than the Company's clubs are continuing to evolve at a rapid pace. It is expected that competitors will attempt to develop alternative golf clubs that apply existing and/or new technology. Such new technological innovations could have an adverse impact on the Company's business, operating results and financial condition. There is no assurance that the Company will be able to design technologically innovative golf clubs or golf products that achieve market acceptance. Further, the Company's existing clubs that have been designed and marketed may be rendered obsolete within a relatively short period of time. See "Business of the Company - Patents and Know How."

The design and sales of golf clubs are also greatly influenced by the rules and regulations of the United States Golf Association ("USGA"). Although the USGA's equipment standards only apply to USGA sanctioned events, it is critical for new clubs and existing clubs to comply with USGA standards. To the extent that the Company's clubs are ruled ineligible by the USGA, the Company's business, operating results and financial condition would be materially adversely affected. Although the Company believes that all of its current clubs comply with USGA standards and its proprietary technology is not inconsistent with USGA standards, there is no assurance that any newly developed clubs will be deemed to comply with USGA standards or that existing USGA standards and regulations will not be amended to make the Company's existing clubs ineligible for use in USGA sanctioned events.

(m)  Influence of Other External Factors.

The golf hardware industry in general is a speculative venture necessarily involving some substantial risk. There is no certainty that the expenditures to be made by the Company will result in commercially profitable business. The marketability of its products will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, and the general state of the economy (including the rate of inflation, and local economic conditions), which can affect peoples' discretionary spending. Factors which leave less money in the hands of potential customers of the Company will likely have an adverse effect on the Company. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

(n)  Regulatory Factors.

Possible future consumer legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities undertaken in connection with the golf hardware industry, the extent of which cannot be predicted. The exact effect of such legislation cannot be predicted until it is proposed.

(o)  Lack of Diversification.

The size of the Company makes it unlikely that the Company will be able to commit its funds to diversify the business until it has a proven track record, and the Company may not be able to achieve the same level of diversification as larger entities engaged in this type of business.

(p)  Reliance on Management.

The Company's success is dependent on its key management, especially Donald A. Anderson, the loss of whose services could significantly impede the achievement of the Company's planned development objectives. The Company currently does not maintain key man life insurance on Mr. Anderson. In addition, none of the officers or directors, or any of the other key personnel, except for Mr. Anderson, has any employment agreement with the Company. Therefore, there can be no assurance that these personnel will remain employed by the Company. The success of the Company's business objectives will require substantial additional expertise in such areas as finance, manufacturing and marketing, among others. Competition for qualified personnel among golf companies is intense, and the loss of key personnel, or the inability to attract and retain the additional, highly skilled personnel required for the expansion of the Company's activities, could have a material adverse effect on the Company's business and results of operations.

In addition, all decisions with respect to the management of the Company will be made exclusively by the officers and directors of the Company. Investors will only have rights associated with minority ownership interest to make decisions which effect the Company. The success of the Company, to a large extent, will depend on the quality of the directors and officers of the Company.

(q)  Control of the Company by Officers and Directors.

The Company's officers and directors beneficially own approximately 29% of the outstanding shares of the Company's common stock. As a result, such persons, acting together, have the ability to exercise significant influence over all matters requiring stockholder approval. Accordingly, it could be difficult for the investors hereunder to effectuate control over the affairs of the Company. Therefore, it should be assumed that the officers, directors, and principal common shareholders who control the majority of voting rights will be able, by virtue of their stock holdings, to control the affairs and policies of the Company.

(r)  Limitations on Liability, and Indemnification, of
Directors and Officers.

The Company's Articles of Incorporation include provisions to eliminate, to the fullest extent permitted by the Nevada Revised Statutes as in effect from time to time, the personal liability of directors of the Company for monetary damages arising from a breach of their fiduciary duties as directors. The Bylaws include provisions to the effect that the Company may, to the maximum extent permitted from time to time under applicable law, indemnify any director, officer, or employee to the extent that such indemnification and advancement of expense is permitted under such law, as it may from time to time be in effect. Any limitation on the liability of any director, or indemnification of directors, officer, or employees, could result in substantial expenditures being made by the Company in covering any liability of such persons or in indemnifying them.

(s)  Conflicts of Interest.

The officers and directors have other interests to which they devote time, either individually or through partnerships and corporations in which they have an interest, hold an office, or serve on boards of directors, and each will continue to do so notwithstanding the fact that management time may be necessary to the business of the Company. As a result, certain conflicts of interest may exist between the Company and its officers and/or directors which may not be susceptible to resolution.

In addition, conflicts of interest may arise in the area of corporate opportunities which cannot be resolved through arm's length negotiations. All of the potential conflicts of interest will be resolved only through exercise by the directors of such judgment as is consistent with their fiduciary duties to the Company. It is the intention of management, so as to minimize any potential conflicts of interest, to present first to the Board of Directors to the Company, any proposed investments for its evaluation.

(t)  Investment Valuation Determined by the Board of Directors.

The Company's Board of Directors is responsible for valuation of the Company's investments. There are a wide range of values which are reasonable for an investment for the Company's services. Although the Board of Directors can adopt several methods for an accurate evaluation, ultimately the determination of fair value involves subjective judgment not capable of substantiation by auditing standards. Accordingly, in some instances it may not be possible to substantiate by auditing standards the value of the Company's investments. The Company's Board of Directors will serve as the valuation committee, responsible for valuing each of the Company's investments. In connection with any future distributions which the Company may make, the value of the securities received by investors as determined by the Board may not be the actual value that the investors would be able to obtain even if they sought to sell such securities immediately after a distribution. In addition, the value of the distribution may decrease or increase significantly subsequent to the distributee shareholders' receipt thereof, notwithstanding the accuracy of the Board's evaluation.

(u) No Assurance of Continued Public Trading Market; Risk of Low Priced Securities.

Since December 9, 1997, there has been only a limited
public market for the common stock of the Company. The common stock of the Company is currently quoted on the Over the Counter Bulletin Board. As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations as to the market value of the Company's securities. In addition, the common stock is subject to the low-priced security or so called "penny stock" rules that impose additional sales practice requirements on broker-dealers who sell such securities. The Securities Enforcement and Penny Stock Reform Act of 1990 ("Reform Act") requires additional disclosure in connection with any trades involving a stock defined as a penny stock (generally, according to recent regulations adopted by the U.S. Securities and Exchange Commission, any equity security that has a market price of less than $5.00 per share, subject to certain exceptions), including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the
risks associated therewith.   The regulations governing low-
priced or penny stocks sometimes limit the ability of broker-dealers to sell the Company's common stock and thus, ultimately, the ability of the investors to sell their securities in the secondary market.

(v)  Effects of Failure to Maintain Market Makers.

If the Company is unable to maintain a National
Association of Securities Dealers, Inc. member broker/dealers as market makers, the liquidity of the common stock could be impaired, not only in the number of shares of common stock which could be bought and sold, but also through possible delays in the timing of transactions, and lower prices for the common stock than might otherwise prevail. Furthermore, the lack of market makers could result in persons being unable to buy or sell shares of the common stock on any secondary market. There can be no assurance the Company will be able to maintain such market makers.

(w)  Cash Dividends Unlikely.

The Company has never declared or paid dividends on its common stock and currently does not anticipate or intend to pay cash dividends on its common stock in the future. The payment of any such cash dividends in the future will be subject to available retained earnings and will be at the discretion of the Board of Directors.

(x)  Potential Status as a Pseudo California Corporation.

Section 2115 of the California General Corporation Law subjects certain foreign corporations doing business in California to various substantive provisions of the California General Corporation Law in the event that the average of its property, payroll and sales is more than 50% in California and more than one-half of its outstanding voting securities are held of record by persons residing in the State of California. Some of the substantive provisions include laws relating to annual election of directors, removal of directors without cause, removal of directors by court proceedings, indemnification of officers and directors, directors standard of care and liability of directors for unlawful distributions. The aforesaid Section does not apply to any corporation which, among other things, has outstanding securities designated as qualified for trading as a national market security on NASDAQ if such corporation has at least eight hundred holders of its equity securities as of the record date of its most recent annual meeting of shareholders.
It is currently anticipated that the Company may be subject to
Section 2115 of the California General Corporation Law which, in addition to other areas of the law, will subject the Company to
Section 708 of the California General Corporation Law which mandates that shareholders have the right of cumulative voting at the election of directors.

(y)  Forward-Looking Statements.

This Registration Statement contains "forward looking statements" within the meaning of Rule 175 under the Act, and Rule 3b-6 under the Securities Act of 1934, as amended, including statements regarding, among other items, the Company's business strategies, continued growth in the Company's markets, projections, and anticipated trends in the Company's business and the industry in which it operates. The words "believe," "expect," "anticipate," "intends," "forecast," "project," and similar expressions identify forward-looking statements. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. The Company cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements, including those factors described under "Risk Factors" and elsewhere herein. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this Form 10-SB will in fact transpire or prove to be accurate. All subsequent written forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this section.

(z)  Uncertainty Due to Year 2000 Problem.

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using the year 2000 date is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure which could affect the Company's ability to conduct normal business operations. This creates potential risk for all companies, even if their own computer systems are Year 2000 compliant. It is not possible to be certain that all aspects of the Year 2000 issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

The Company, based on a completed assessment of its systems, believes that its information technology and non-information technology systems are Year 2000 compliant in all material respects. The costs incurred by the Company to address Year 2000 issues was approximately $300.00. Since the Company has upgraded its software programs, it does not believe that there will be any risk of Year 2000 issues for the Company (and none has surfaced to date), and has therefore not adopted a contingency plan.

Although management is not aware of any material operational issues or costs associated with preparing its internal systems for the Year 2000, the Company may experience serious unanticipated negative consequences (such as significant downtime for one or more of its suppliers or customers) or material costs caused by undetected errors or defects in the technology used in their internal systems. Furthermore, the purchasing patterns of consumers may be affected by Year 2000 issues. The Company does not currently have any information about the Year 2000 status of its major customers and suppliers. If such suppliers or vendors are not Year 2000 compliant, then this could interrupt the shipment of products, or the receipt of components from suppliers. Such interruptions could in turn affect revenues to the Company, the exact nature of which cannot be predicted since the status of suppliers and customers with Year 2000 compliance has not been determined. The Company has determined that all of the components in its products are available from other suppliers; a switch to these suppliers could be made fairly quickly if components from other suppliers is interrupted; however, there is no guarantee that this switch could be made or on financial terms acceptable to the Company.
To January 11, 2000, no Year 2000 problems with either the Company, or its vendors and other third parties has arisen.

ITEM 3.  DESCRIPTION OF PROPERTY.

The Company currently owns approximately $100,000 in general office equipment and furniture, as reflected in the latest unaudited financial statement on the Company (see Part F/S hereafter).

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT.

The following table sets forth information regarding the beneficial ownership of shares of common stock as of October 29, 1999 (issued and outstanding common stock of 12,592,194, options for 1,252,015 shares which are presently exercisable, warrants for 1,747,755 shares which are presently exercisable, and convertible preferred stock which is presently convertible into 2,105,260 shares, for a total of 17,709,224 shares) by (i) all stockholders known to the Company to be beneficial owners of more than 4% of the outstanding common stock; and (ii) all officers and directors of the Company (each person has sole voting power and sole dispositive power as to all of the shares shown as beneficially owned by them):

Title of   Name and Address of        Amount of        Percent of
Class      Beneficial Owner       Beneficial Ownership    Class

Common     Donald A. Anderson         3,027,975            17.10%
Stock      5481-A Commercial Drive
           Huntington Beach, CA
           92649

Common     M.C.Corporation            2,435,260            13.75%
Stock      Terasiosu Bldg.
           6-7-2 Minami Aoyama
           Minato-ku,
           Tokyo, Japan 107-0062

Common     Berkeley Investment        2,043,630            11.54%
Stock      Group, Ltd.
           AV. Libertador,
           Piso 3 OFC 3-7,
           Caracas, Venezuela

Common     Robert J. Williams         1,442,521             8.15%
Stock      62-156 Corporate Way
           Thousand Oaks, CA 92276

Common     Frank X. McGarvey            965,940             5.45%
Stock      5481-A Commercial Dr.
           Huntington Beach, CA
           92649

Common     Yeon Park,                   867,000             4.90%
Stock      16582 Gothard St.
           Huntington Beach, CA
           92646

Common     Robert N. Weingarten         827,049             4.67%
Stock      5481-A Commercial Dr.
           Huntington Beach, CA
           92649

Common     Marc R. Tow                  187,500             1.06%
Stock      3900 Birch Street
           Suite 113
           Newport Beach, CA 92660

Common     Parker Smith                 150,000             0.85%
Stock      5481-A Commercial Dr.
           Huntington Beach, CA
           92649

Common     Naoya Kinoshita               75,000             0.42%
Stock      Terasiosu Bldg., 6-7-2
           Minami Aoyama,
           Minato-ku,
           Tokyo, Japan 107-0062

Common     Shares of all directors    5,233,014            29.55%
Stock      and executive officers
           as a group (6 persons)

(1) Other than as footnoted, none of these security holders has the right to acquire any amount of the Shares within sixty days from options, warrants, rights, conversion privilege, or similar obligations.

(2) Includes options to purchase 234,900 of shares of common stock at an exercise price of $.62 per share; an additional 117,450 shares are exercisable starting in October 2000 (all these options expire in October 2002). Also includes options to purchase
150,000 shares of common stock at an exercise price of $0.275 per share under the Stock Incentive Plan; these options expire in August 2001 (the exercise price may be paid by a promissory note, payable in full five years from the exercise date, with interest accruing at 9% per annum).

(3) Reflects the right to convert 210,526 shares of convertible preferred stock into 2,105,260 shares of common stock, which right expires in October 2001. Also includes warrants to purchase 330,000 shares of common stock at an exercise price of $1.00 per share; these warrants expire in October 2002

(4) Includes warrants to purchase 1,162,755 shares of common stock at an exercise price of $.28 per share; these warrants expire in October 2000.

(5) Includes options to purchase 140,940 shares of common stock at an exercise price of $.62 per share; these options expire in October
2002. Also includes options to purchase 75,000 shares of common stock at an exercise price of $0.25 per share under the Stock
Incentive Plan; these options expire in August 2001 (the exercise price may be paid by a promissory note, payable in full five years from the exercise date, with interest accruing at 9% per annum).

(6) Includes warrants to purchase 217,000 shares of common stock at $2.00 per share; these warrants expire in March 2001.

(7) Includes options to purchase 176,175 shares of common stock at an exercise price of $.62 per share. The options expire in October
2002. Also includes options to purchase 75,000 shares of common stock at an exercise price of $0.25 per share under the Stock Incentive Plan; these options expire in August 2001 (the exercise price may be paid by a promissory note, payable in full five years from the exercise date, with interest accruing at 9% per annum). Also includes 19,200 shares owned by Resource One Group, Inc., which is wholly owned by Mr. Weingarten.

(8) Includes warrants to purchase 100,000 shares of common stock at an exercise price of $1.75 per share; these options expire in December 2002 (the exercise price may be paid by a promissory note, payable in full five years from the exercise date, with interest accruing at 9% per annum). Also includes options to purchase 75,000 shares of common stock at an exercise price of $0.25 per share under the Stock Incentive Plan; these options expire in August 2001 (the exercise price may be paid by a promissory note, payable in full five years from the exercise date, with interest accruing at 9% per annum).

(9) Includes warrants to purchase 50,000 shares of common stock at $2.00 per share; these warrants expire in October 2003. Also includes options to purchase 75,000 shares of common stock at an exercise price of $0.25 per share under the Stock Incentive Plan; these options expire in August 2001 (the exercise price may be paid by a promissory note, payable in full five years from the exercise date, with interest accruing at 9% per annum).

(10) Naoya Kinoshita is President of M.C Corporation. He has options to purchase 75,000 shares of common stock at an exercise price of $0.275 per share under the Stock Incentive Plan; these options expire in August 2001 (the exercise price may be paid by a promissory note, payable in full five years from the exercise date, with interest accruing at 9% per annum).

ITEM 5.  DIRECTORS, OFFICERS, PROMOTERS, AND CONTROL PERSONS.

The names, ages, and respective positions of the directors, officers, and key employees of the Company are set forth below.
There are no other persons which can be classified as a promoter or controlling person of the Company.

Officers and Directors.

(a)  Donald A.  Anderson, President/Director.

Mr. Anderson, age 48, began working with golf clubs at the young age of 12. He taught golf at his home course at 19, and played as a golf professional in local events. He became director of sales and marketing of R.A.C.O. Manufacturing, a foundry in Whittier, California. The company produced putters for nearly every major golf club maker in the industry including the Ben Hogan Company, Spalding, Wilson Sporting Goods, MacGregor, H and B, Northwestern Golf and Pinseeker to name a few. In 1980 Mr. Anderson moved to Chicago to become director of sales for the Northwestern Golf Club Company, which at the time was the world's largest exclusive manufacture of golf clubs. While at Northwestern, the company pioneered the original metal wood, and worked to engage several touring professionals to the staff. Mr. Anderson signed Nancy Lopez, Tom Weiskopf, Jim Thorpe, Judy Rankin, Marlene Hagge, Tom Shaw, Bob Murphy, J. C. Snead, George Low, Hubert Green to name a new. In 1986 Mr. Anderson became a consultant for the Slotline Golf Company.

In 1987, Mr. Anderson became the vice president of the Stan Thompson Golf Club Company. In 1988, Stan Thompson had its 50th anniversary of making golf clubs. After completing a three year contract at Stan Thompson in December of 1989, Mr. Anderson founded the Company.

(b)  Robert N. Weingarten, Secretary/CFO/Director.

Mr. Weingarten, age 46, has served as Chief Financial
Officer of the Company since joining the Company in October 1997. From July 1992 to the present, he has been the sole shareholder of Resource One Group, Inc., a financial consulting and advisory company. From January 1, 1997 through July 31, 1997, Mr. Weingarten was a principal in Chelsea Capital Corporation, a merchant banking firm. Since 1979, Mr. Weingarten has served as a consultant with numerous public companies in various stages of development, operation or reorganization. Mr. Weingarten received an M.B.A. in Finance from the University of Southern California and a B.A. in Accounting from the University of Washington. Mr. Weingarten is an officer of Casmyn Corp., a publicly held mineral resource development company.

(c)  Frank X. McGarvey, Director.

Mr. McGarvey, age 55, specializes in financial consulting for emerging growth companies. He is also a director and the chief operating officer of Colori Inc., which operates under a joint venture agreement with Gi Picco's Cosmetics SRL, a large European cosmetic company. He also was associated with Jefferson Research of Portland, Oregon, a company engaged in equities research for money management firms. He was the co-founder of Stoller Chemical Company and founder of Micron Corp. He holds a B.S. degree in Chemical Engineering from the University of Pennsylvania. Mr. McGarvey was appointed a Director of the Company in October 1997.

(d)  Marc R. Tow, Director.

Mr. Tow, age 48, is a practicing attorney, auctioneer and real estate broker. He has practiced law since 1977. He has acted as an attorney for companies and individual investors. As an attorney, Mr. Tow's practice has emphasized reorganizations, recapitalizations, insolvency, real estate, and business laws. He is a member of the State Bar of California, Public Investors Bar Association, Orange County Bar Association, American Bankruptcy Institute, Orange County Bankruptcy Forum and California Lawyers. Mr. Tow has served as an arbitrator for the American Arbitration Association and Judge Pro Tem for the Municipal Court of California. He has lectured extensively on real estate restructuring and litigation matters.

Mr. Tow is President of United Equities Corporation, a
California corporation that conducts turnaround management and operates an on-line auction web site. This company assists in reorganizing distressed real estate, renegotiates debt and markets real estate on the Internet. Mr. Tow is a member of the Internet Developers Society and Creative Alliance Partner with AT&T in web development. He was appointed a Director of the Company in September 1998. Mr. Tow also holds the following positions: (1) President and a Director of Mt. McKinley Gold, Inc.; (2) President and a Director of Mesa Verde Financial, Inc.;
(3) President and a Director of Government Property Advisors, Inc.; (4) President and a Director of National Auction Properties; and (5) Secretary and a Director of One Touch Total Communications, Inc.

(e)  Parker Smith, Director.

Mr. Smith, age 54, has been involved in all aspects of golfing for over thirty years. From 1971 to 1973, he was Editor of Golf Magazine. In 1974, Mr. Smith founded Sports Opportunities International (The Publicity Group), a company which specializes in publicity, marketing, promotions and coordinating advertising campaigns. Since then, he has been involved in the marketing and promotion of dozens of golf companies and golf clubs, including Taylor Made Golf from 1979 through 1983 (where he helped launch the introduction of "metal woods" which have revolutionized the game of golf).
Additionally, Mr. Smith has worked with Callaway Golf Company during the introduction of the Big Bertha line of clubs. He has acted as the media specialist for the opening of the Dunhill Cup, PGA West, TPC at Sawgrass, the Lodge at Koele, Bali Golf and Country Club, The Ocean Golf Course at Kiawah, Treetops Resort, Kapalua International Golf Tournament and Brays Island Development in South Carolina. He joined the Company in October 1998. Mr. Smith holds a B.A. Degree from Memphis State University.

(f)  Naoya Kinoshita, Director.

Mr. Kinoshita, age 34, is President of M.C. Corporation, which he founded in 1990 and is involved in real estate development and management. In 1995, Mr. Kinoshita began development, construction, and sales of generational housing; that is housing for two generations of family (parents and offspring under one roof), as well as imported housing sales from outside Japan. During the same year he started an internet service provider business. In 1996, Mr. Kinoshita combined his experience in real estate development and the internet to construct and sell the first internet line pre-installed condominium in Japan. More recently, he commenced the design, construction, and sales of 2x4 housing which utilized fewer chemicals, and more natural materials to promote healthy living for the resident. Mr. Kinoshita has extensive expertise in real estate development, information processing, sales, management, and distribution. Mr. Kinoshita has served as a Director since October 1999.

Key Employees.

(a)  Nathan A. Lopez, Vice President of Sales and Marketing.

Mr. Lopez, age 41, has nearly fifteen years experience in pioneering new material technologies in the golf industry. From 1986 to 1992 Mr. Lopez served as the head design and material expert at Aldila Inc. where he successfully developed the second generation of advanced composite golf shafts that propelled companies like Taylor Made and Callaway Golf into their respective leadership of golf hard goods. From 1992 to 1995 Mr. Lopez directed Easton Aluminum in the development, marketing and sales of the second generation aluminum and aluminum/carbon golf shafts into the OEM and custom club maker market. He joined Winn Grips in 1995 and is credited with pioneering the market niche for this new advanced polymer golf grip. Within three years, Winn Grips had become the premium golf grip in the golf industry. Mr. Lopez joined the Company in October 1998.

(b)  Rhonda Jurs, Director of Sales.

Ms. Jurs, age 35, comes to the Company with more than fourteen years in the golf industry, and possesses a solid background in telemarketing sales. She began her golf career at Slotline Golf in the production department and gained first-hand knowledge of club manufacturing. She quickly moved into marketing where she developed Slotline's customer service department. For the past twelve years, Ms. Jurs has been a leader in Slotline's telemarketing department. As Key Accounts Manager, she worked with the volume retailers, and supervised the inside sales team. She joined the Company in January 1998.

(c)  Brian Jacobsen, Controller.

Mr. Jacobsen, age 55, has over 20 years of experience in financial management. He joined the Company in May 1998. and works with all financial aspects of the Company. From February 1993 to May 1998, Mr. Jacobsen served as controller for Hart Tool Co., where he was involved in accounting issues for the company. He brings the Company a strong financial background with a hands-on understanding of the golf industry.

(d)  Mark Collins, Director of Manufacturing.

Mark Collins, age 38, began his industry career in 1983.
While working as machinist for a California tooling company, Mark built what is believed to be the first putter with a "milled face." After honing his skills as a golf club craftsman at Quality Golf Products of Fountain Valley, California, Mr. Collins joined Daiwa Golf in 1992. At Daiwa, a recognized leader in the golf equipment industry, Mr. Collins combined his knowledge of advanced metal alloys and graphite shafts with expertise in precision manufacturing to build clubs for well known PGA professionals such as Fuzzy Zoeller, Pete Jordan, Jerry Kelly, and LPGA notables Amy Alcot and Luciana Benevenuti. He joined the Company in April 1998.

Board of Advisors.

The following individuals serve as non-compensated advisors to the Company for the purpose of providing advice and counsel to management:

(a)  Douglas J. Rugg.

Mr. Rugg, a Chicago native whose father was a professional golfer has been involved in golf since the age of five. Upon moving to California he learned the surfing business and became active in product design. Mr. Rugg designs and develops golf bags and other accessories for such names as Black Flys; Modern Amusement; Hard Rock Hotel and Casino; Palmilla Hotel in Cabo San Lucas, Mexico; and Tommy Hilfiger. Doug brings a combined experience in golf and the youth market.

(b)  J. Scott Schmidt.

Mr. Schmidt is the former President and Chief Executive
Officer of Thompson Newspapers Corporation, West Group, President and Publisher of American Collegiate Network, Inc.; President and Chief Executive, Hilton/Schmidt, a media consulting firm; President and Chief Executive Officer, California Fashion Publications; President and Chief Executive of Van Nuys Publishing. Before launching a career in publishing he served in various senior editorial posts with the Chicago Tribune and Chicago Today. Mr. Schmidt attended Bradley University and Northwestern University.

(c)  John Zebelean.

Mr. Zebelean is the inventor and patent holder for the original investment cast metal wood, which subsequently became Taylor Made and created a multi-billion dollar industry. He has since designed metal woods for Pinseeker, Confidence Golf, Northwestern, Pebble Beach, and Spalding. He holds a Ph.D. in Physics and is currently involved with classified projects.

ITEM 6.  EXECUTIVE COMPENSATION.

SUMMARY COMPENSATION TABLE

                       Annual Compensation           Long-Term
                                             Awards  Payouts
Name and   Year Salary Bonus Other  Restr Securities LTIP All other
Principal         ($)   ($)  annual stock underlying pay- compen
Position                     compen award options/   outs sation
                             Sation (s)   SARs       ($)    ($)
                               ($)   ($)   (#)
(a)        (b)    (c)   (d)    (e)   (f)    (g)      (h)    (i)
Donald
A. Anderson
President  1999 90,000   0      0     0      0        0      0
           1998 52,769   0      0     0      0        0      0
           1997  5,500 50,000   0     0      0        0      0

Robert     1999    0     0      0     0      0        0      0
Weingart   1998    0     0      0     0      0        0      0
en,        1997    0     0      0     0      0        0      0
Sec./CFO

There are no annuity, pension or other benefits, including long-term compensation, proposed to be paid to the named officers of the Company as there is no plan currently existing which provides for such payments by the Company or any of its subsidiaries.

Employment Contract.

The Company has entered into an employment agreement with Donald A. Anderson, dated July 1, 1998, which expires on December 31, 2002 (see Exhibit 10.10 to this Form 10-SB). This agreement has an automatic renewal provision which allows renewal for a one year period on the same terms and conditions unless either party gives notice to the other party of at least ninety (90) days prior to the expiration of the term of their intention to renew the agreement. The agreement may only be terminated by the Company if there is a willful breach or habitual neglect of duties relating to performing terms of the agreement or there are acts of dishonesty, fraud and misrepresentation. The agreement provides for a base salary of $90,000 per year and an automobile expense allowance of $750 per month. In addition to the fixed salary, Mr. Anderson is to receive under the terms of this agreement a sum equal to five percent (5%) of the net earnings, as defined, of the Corporation for each fiscal year (provided, however, such additional compensation for any fiscal year will not exceed $200,000). Since the date of this agreement, there have been no net earnings upon which to pay such additional amount.

Stock Option Plan.

In October of 1997, the Board of Directors of the Company approved a stock option plan entitled "GolfGear International, Inc. 1997 Stock Incentive Plan" ("Plan") (attached as Exhibit
10.11 to this Form 10-SB). This Plan is intended to allow designated officers and employees and certain non-employees of the Company to receive stock options to purchase the Company's common stock and to receive grants of common stock subject to certain restrictions as more fully described in the Plan. The Plan has reserved 2,642,625 shares of common stock, subject to adjustments that may be issued under the Plan.

The Plan provides for the granting to employees (including employees who are also directors and officers) of options intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended ("Code"), and for the granting of nonstatutory stock options to directors, employees and consultants. The Plan is currently administered by the Board of Directors of the Company.

The exercise price per share of incentive stock options granted under the Plan must be at least equal to the fair market value of the common stock on the date of grant. With respect to any participant who owns shares representing more than 10% of the voting power of all classes of the Company's outstanding capital stock, the exercise price of any incentive or nonstatutory stock option must be equal to at least 110% of the fair market value of the grant date, and the maximum term of the option must not exceed five years. The terms of all other options granted under the Plan may not exceed ten years. Upon a merger of the Company, the options outstanding under the Plan will terminate unless assumed or substituted by the successor corporation. To date, 1,249,231 options have been granted under the Plan.

             OPTION/SAR GRANTS IN LAST FISCAL YEAR
                   (Ended December 31, 1999)
                        [Individual Grants]

Name        Number of   Percent of total   Exercise or Expiration
            Securities  options/SARs       base          date
            Underlying  granted to         price (#/Sh)
            Options/    employees in
            SARs        fiscal year
            Granted (#)
 (a)           (b)         (c)               (d)          (e)

Donald      150,000         67%              0.25      August 2001
A.
Anderson
President

Robert       75,000         33%              0.25      August 2001
Weingarten
Sec./CFO

       AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                 AND FY-END OPTION/SAR VALUES

Name          Shares acquired Value    Number of      Value of
              On exercise(#)  Realized securities     unexercised in
                                 ($)    underlying    the-money
                                        unexercised   options/SARs at
                                        options/SAR   FY-end ($)
                                        at FY-end(#)  exercisable
                                        exercisable   unexercisable
                                        unexercisable
  (a)             (b)           (c)         (d)           (e)

Donald A.          -             -      276,450             -
Anderson                                exercisable/
President                               117,450
                                        unexercisable

Robert             -             -      259,175             -
Weingarten,                             exercisable
Sec./CFO                                0
                                        unexercisable

(1) As of fiscal year end (December 31, 1999), none of the unexercised options are in-the-money.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Other than as set forth in this Item 7, there are no relationships, transactions, or proposed transactions to which the registrant was or is to be a party, in which any of the named persons set forth in Item 5 had or is to have a direct or indirect material interest.

Finder's Fee.

In July of 1998, the Board of Directors approved the payment of $65,000 as a finders fee to Donai Anderson, the wife of Donald
A. Anderson. This finders fee was paid for services rendered to the Company in connection with locating the investment by Yeon Park into the Company. As of December 31, 1998 and June 30, 1999, of the $65,000 fee, $26,000 had been paid and the balance of $39,000 remains to be paid. The Company also sold products to a company partially owned by the wife of Mr. Anderson. During 1997, she sold her interest in this company. Sales to this company totaled approximately $36,000 in 1996 and $50,000 in 1997.

Financial Services Agreement.

On June 7, 1997, the Company entered into a Financial
Services Agreement with Bridgewater Capital Corporation ("Bridgewater") whereby Bridgewater agreed to arrange and help consummate a merger between the Company and a public shell corporation and also assist the Company to analyze, negotiate and advise on obtaining equity capital or debt financing (see Exhibit
10.7 to this Form 10-SB). Upon the successful completion of the $500,000 financing in October 1997, the Company paid Bridgewater a fee of $70,000 and issued 499,002 Shares of the Company's common stock, representing 4.99% of the post-reorganization with Harry Hurst Jr., Inc. The Financial Services Agreement required that Bridgewater be paid a consulting fee of $72,000, payable $6,000 monthly, have the right to appoint one person to the Board of Directors for two years, and be paid a 10% finder's fee and 2% nonaccountable expense allowance on all capital, cash, equity or debt infused into the Company by or through Bridgewater. This agreement expired in October 1998. Mr. Peschong, a former Director of the Company, is an officer and shareholder of Bridgewater. The Company also paid $6,900 to Bridgewater as a capital raising fee during the year ended December 31, 1998.

On January 27, 1999, the Company executed a letter of understanding with Bridgewater whereby, among other things, the Company agreed to issue a promissory note to Bridgewater in the amount of $50,000 all due and payable no later than April 1, 1999 and to issue common stock warrants entitling Bridgewater to purchase 105,705 Shares of common stock at $0.62 per Share which expire October, 2002. The agreement to issue the promissory note and warrants arise out of ostensible obligations under the Financial Services Agreement. The execution of the letter of understanding was in anticipation of and contingent upon anticipated equity financing which did not materialize.

The Company has asserted a claim against Bridgewater for certain damages that the Company has suffered, which the Company believes were occasioned by Bridgewater's malfeasance. Based on this, on April 8, 1999, the Company issued a stop order relating to all of the 499,002 Shares previously issued. The Company expects that these claims will be resolved within the next ninety days.

Consulting Agreement.

On October 1, 1998, the Company executed a Consulting
Agreement with Sports Opportunities International, a South Carolina corporation, owned by Parker Smith, one of the Directors of the Company (see Exhibit 10.9 to this Form 10-SB). This agreement requires a payment of $40,000 a year to be paid in four equal quarterly installments which commenced on January 1, 1999. The Consulting Agreement also granted stock options entitling the purchase of 50,000 shares of common stock at $2.00 per share, 20,000 of which vested upon execution of this agreement; 15,000 of which vest six months of execution of this agreement, and the remaining 15,000 which vest one year after execution of this agreement. The Consulting Agreement also provides for a $0.25 royalty to be paid for each golf club sold through companies or distributors introduced to the Company by Mr. Smith. The Agreement has a term of one year, and expired without being renewed on October 1, 1999.

License Agreement.

On August 12, 1998, the Company executed a License Agreement with Confidence Golf, Inc., a California corporation formerly owned by Robert J. Williams, who is a former Officer and a Director, and currently a major stockholder of the Company (see
Exhibit 10.5 to this Form 10-SB). Confidence Golf, Inc. was purchased by Family Golf Centers, Inc. in December 1997. Pursuant to the License Agreement, the Company has licensed to Confidence Golf, Inc. a non-exclusive worldwide right to utilize the Company's patented forged insert technology in the manufacture and sale of golf clubs. The License Agreement provides for royalties to be paid at the rate of $2.00 per iron and $2.50 per wood for each golf club, component made, used or sold worldwide. The License Agreement expires upon termination of all patents and patent applications, or in the event that royalty payments are not timely made or there is a material breach of this agreement.

ITEM 8.  DESCRIPTION OF SECURITIES.

General Description.

(a)  Common Stock.

The Articles of Incorporation authorize the issuance of 50,000,000 shares of common stock, with a par value of $0.01. As of the date of this Form 10-SB, the Company had 12,592,194 shares of common stock issued and outstanding. The holders of the
Shares: (a) have equal ratable rights to dividends from funds legally available therefore, when, as, and if declared by the Board of Directors of the Company; (b) are entitled to share ratably in all of the assets of the Company available for distribution upon winding up of the affairs of the Company; and
(c) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders. These securities do not have any of the following rights: (a) special voting rights; (b) preference as to dividends or interest; (c) preemptive rights to purchase in new issues of Shares; (d) preference upon liquidation; or (e) any other special rights or preferences. In addition, the Shares are not convertible into any other security. There are no restrictions on dividends under any loan other financing arrangements or otherwise. See a copy of the Articles of Incorporation, and amendments thereto, and Bylaws of the Company, attached as Exhibits to this Form 10-SB.

(b)  Preferred Stock.

The Articles of Incorporation authorize the issuance of 10,000,000 shares of preferred stock, $0.01 par value. By a Certificate of Determination filed with the Nevada Secretary of State on October 21, 1999, the Company has designated 3,000,000 of these preferred shares to be "Series A Convertible Preferred Stock" with certain rights to convert to common stock in the Company (see Exhibit 4.4 to this Form 10-SB). Under the terms of a Binding Subscription for Purchase of Equity Securities agreement (attached as Exhibit 4.3 to this Form 10-SB), 210,526 shares of convertible preferred stock in the Company have been issued. See "Business of the Company - International Business."

(c)  Common Stock Options.

From time to time, the Company has issued options to purchase its common stock to consultants, investment advisors, and others. As of October 1, 1999, in addition to 1,242,085 stock options granted to employees under the Stock Option Plan (as set forth under the footnotes to the ownership chart), the Company has issued an aggregate total of 1,434,905 options at exercise prices ranging from $0.25 to $1.50 and expiration dates from August 2001 to October 2002.

(d)  Common Stock Warrants.

From time to time, the Company has issued warrants to purchase its common stock to consultants, investment advisors and other. As of October 1, 1999, the Company has issued an aggregate total of 1,685,604 warrants at exercise prices ranging from $0.28 to $2.00 and expiration dates ranging from October
1997 to December 2002.

(e)  Stock and Warrant Purchase Agreement.

In September 1997, the Company executed a Stock and Warrant Purchase Agreement with Berkeley Investment Group, Ltd., whereby the Company sold 880,875 shares of its common stock and 1,057,050 warrants to acquire common stock of the Company for a total purchase price of $0.56 per share (including the warrants) for a total consideration of $500,000 (see Exhibit 4.1 to this Form 10-
SB) (these figures reflect the merger transaction of December 1997 and the issuance of new shares of common stock). The warrants are exercisable at the price of $0.28 per share and expire in October 2000. The Stock and Warrant Purchase Agreement contains demand registration rights and imposes certain penalties on the Company for failure to register the common stock and common stock underlying the Warrants.

Effective February 15, 1999, the Stock and Warrant Purchase Agreement was amended to reflect changes to registration rights and penalties related thereto. This amendment grants piggy-back registration rights and, commencing October 1, 1999, allows cashless exercise of common stock warrants issued to Berkeley Investment Group, Ltd. This amendment also provides for demand registration in the event the Company does not obtain equity financing in the amount of at least $1,200,000 by October 1, 1999, in which case, the Company has agreed to issue to Berkeley common stock in the amount of 6,000 shares per month for each thirty days that the Company fails to register Berkeley's securities, unless said securities can be sold in reliance on Rule 144 of the Securities Act (since more than one year has passed since Berkeley obtained these warrants, it would now be permitted to sell a portion of the underlying shares without restrictions under Rule 144(d)). Therefore, even though the Company did not obtain such equity financing, the 6,000 per month penalty did not take effect. Additionally, the Amendment granted Berkeley warrants to purchase an additional 105,075 (post merger) shares of common stock at an exercise price of $0.28 per share which expire in October, 2000.

(f)  Letter of Engagement.

On June 30, 1998, the Company executed a letter of engagement with Magnum Financial Group, LLC for the purpose of having this firm provide financial advisory and communication services (see Exhibit 10.8 to this Form 10-SB). Pursuant to this agreement, the Company agreed to pay Magnum $4,000 per month and agreed to issue Magnum warrants to purchase up to 150,000 shares of the Company's common stock. Of these warrants, 50,000 vested on July 1, 1998 and are exercisable at $1.50 per share; 50,000 vested on January 1, 1999 and are exercisable at $2.00 per share; and the remaining 50,000 warrants vest on July 1, 1999 and are exercisable at $3.00 per share. These warrants are exercisable two years from the date of issuance, provide for cashless exercise and also provide for piggyback registration rights.
This agreement expired on June 30, 1999. In November 1999, the Company paid $25,000 to Magnum in exchange for a cancellation of all of these warrants.

(g)  Warrant Agreement.

In March 1998, the Company executed a Warrant Agreement with Yeon Park whereby the Company granted warrants to purchase 217,000 shares of its common stock (see Exhibit 4.2 to this Form 10-SB). The warrants are exercisable at the price of $2.00 per share and expire in March 2001.

Non-Cumulative Voting.

The holders of Shares of common stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding Shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining Shares will not be able to elect any of the Company's directors.

Dividends.

The Company does not currently intend to pay cash dividends. The Company's proposed dividend policy is to make distributions of its earnings, if any, to its stockholders when the Company's Board of Directors deems such distributions appropriate. Because the Company does not intend to make cash distributions, potential shareholders would need to sell their shares to realize a return on their investment. There can be no assurances of the projected values of the shares, nor can there be any guarantees of the success of the Company.

Any stock dividend will be made only when, in the judgment of the Company's Board of Directors, it is in the best interest of the Company's stockholders to do so. The Board of Directors will review, among other things, the investment quality and marketability of the securities considered for distribution; the impact of a distribution of the investee's securities on its customers, joint venture associates, management contracts, other investors, financial institutions, and the company's internal management, plus the tax consequences and the market effects of an initial or broader distribution of such securities.

Possible Anti-Takeover Effects of Authorized but Unissued Stock.

The Company's authorized but unissued capital stock consists of 37,407,806 Shares of common stock. One effect of the existence of authorized but unissued capital stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise, and thereby to protect the continuity of the Company's management. If, in the due exercise of its fiduciary obligations, for example, the Board of Directors were to determine that a takeover proposal was not in the Company's best interests, such shares could be issued by the Board of Directors without stockholder approval in one or more private placements or other transactions that might prevent, or render more difficult or costly, completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent stockholder or stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

Transfer Agent.

The Company has engaged the services of Pacific Stock Transfer, Inc., 5844 South Pecos Road, Suite D, Las Vegas, Nevada 89120, to act as transfer agent and registrar for the Company.

PART II.

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER
MATTERS.

(a)  Market Information.

The Company's Shares are traded in the Over-the-Counter Bulletin Board (symbol GEAR) and the range of closing bid prices shown below is as reported by this market. The quotations shown reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Per Share Common Stock Bid Prices by Quarter
For the Fiscal Year Ending on December 31, 1999

                                       High          Low

First Quarter                          2.00          0.87
Second Quarter                         1.25          0.75
Third Quarter                          0.87          0.25
Fourth Quarter                         1.31          0.08

Per Share Common Stock Bid Prices by Quarter
For the Fiscal Year Ended December 31, 1998

                                       High          Low

First Quarter *                        6.19          2.50
Second Quarter                         2.50          1.50
Third Quarter                          3.00          1.25
Fourth Quarter                         2.375         0.937

*  The Shares only traded on three days in January 1998.

Per Share Common Stock Bid Prices by Quarter
For the Fiscal Year Ended December 31, 1997

                                       High          Low

Fourth Quarter **                      4.187         3.625

** The Shares commenced trading on the Bulletin Board on December 11, 1997 and only traded on eight days in December 1997.

(b)  Holders of Common Equity.

As of October 29, 1999, there were 177 shareholders of record of the Company's common stock.

(c)  Dividend Information.

The Company has neither declared nor paid a cash dividend to stockholders. The Board of Directors presently intends to retain any earnings to finance Company operations and does not expect to authorize cash dividends in the foreseeable future. Any payment of cash dividends in the future will depend upon the Company's earnings, capital requirements and other factors.

ITEM 2.  LEGAL PROCEEDINGS.

Other than as set forth below, the Company is not a party to any material pending legal proceedings. On July 16, 1999, ParValu filed an action against the Company for alleged non-delivery of product, and alleged copyright infringement. On July 21, 1999, the Company filed a counter action against ParValu for non-payment of invoices for product received in the total amount of $197,750. This matter has now been settled between the parties on the following terms: The Company received title to 1,000 used golf clubs and the account receivable from ParValu has been written off.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

During the Company's two most recent fiscal years and during fiscal year 1999, the principal independent accountant neither resigned (or declined to stand for re-election) or was dismissed. The independent accountant for the Company is Hollander, Lumer & Co., 15260 Ventura Boulevard, Suite 940, Sherman Oaks, California 91403 (successor to Hollander, Gilbert & Co.).

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

Other than as set forth below, the Company has not sold any of its other shares within the past three years.

The Company issued 210,526 shares of its convertible preferred stock on October 29, 1999 for the sum of $2,000,000 in connection with a Binding Subscription for Purchase of Equity Securities agreement (see "Business of the Company - International Business). The following fees will be paid in connection with this financing: (a) a finder's fee in the amount of $200,000, (b) warrants to purchase 20,000 shares of common stock at $1.00 per share, and (c) 1% of all royalties to be received by the Company in connection with the Distribution Agreement between M.C. Corporation and the Company (see Finder's Fee and Royalty Agreement, attached to Exhibit 4.3 to this Form 10-SB).

On June 16, 1999, the Company sold 66,667 shares of its common stock to Bidwell Trust an investor for $50,000 pursuant to an agreement to sell up to 500,000 shares to that same investor (no discounts or commission were paid in connection with this sale). On August 31, 1999, the agreement expired with no further sales being made (see Subscription of Common Stock, attached as Exhibit
4.5 to this Form 10-SB).

During 1998, the Company raised gross proceeds of $1,587,500 (out of a maximum offering of $2,000,0000) from a private placement of 1,587,500 shares of its common stock at a price of $1.00 per share. In connection with this private placement, which commenced on January 1, 1998 and concluded on June 30, 1998, the Company paid commissions and fees of $12,450, issued 160,000 shares of common stock valued at $160,000 for services rendered and issued warrants to purchase 217,000 shares of common stock exerciseable at $2.00 per share through March 1, 2001, and warrants to purchase 31,050 shares of common stock exerciseable at $1.20 per share through December 29, 2000.

During 1997, the Company raised gross proceeds of $1,037,500
(out of a maximum offering of $1,500,000) from a private placement of its common stock that commenced on September 1, 1997 at a price of $.57 per share and $50,000 from private placements that commenced on December 12, 1997 at a price of $1.00 per share. In connection with this private placement, which were concluded by December 31, 1997, the Company paid commissions and fees of $101,250, issued 499,002 shares of common stock valued at $282,000 for services rendered and issued warrants to purchase 1,057,500 shares of common stock exerciseable at $.28 per share through October 1, 2002, and warrants to purchase 5,000 shares of common stock exerciseable at $1.20 per share through December 29, 2000.

On October 1, 1998 and December 31, 1997, accounts payable in the aggregate amount of $100,000 and $89,983, respectively, were converted into 100,000 shares and 157,204 shares, respectively, of the Company's common stock.. No commissions or fees were paid in connection with this sale.

On October 11, 1998, the Company paid $10,000 in cash and issued 125,000 shares of its common stock valued at $125,000 for the purchase of a golf accessory business (Rugg Acquisition). No commissions or fees were paid in connection with this sale.

On December 31, 1997, the Company's President, Donald Anderson, converted his accrued salaries of $115,770 into 154,360 shares of the Company's common stock at $.75 per share. No commissions or fees were paid in connection with this sale.

On March 31, 1998, June 30, 1998, September 30, 1998, and
December 31, 1998, the Company issued 26,533, 160,000, 17,000, and 52,500 shares (totaling 256,033 shares), respectively, valued at $275,635, and on December 31, 1997 159,927 shares valued at $95,506, all for services received. During the nine months ended September 30, 1999, 28,500 shares valued at $18,970 were issued for services received. No commissions or fees were paid in connection with these sales.

On January 1, 1999, July 1, 1998, and December 31, 1997, warrants to purchase 50,000 shares, 150,000 shares, and 119,799 shares, respectively, at prices ranging from $0.28 to $2.00 per shares were issued to non-employees for services rendered.
During the nine month period ended September 30, 1999, warrants to purchase 70,000 shares at prices ranging from $1.06 to $2.00 per share were issued to non-employees for services rendered. No commissions or fees were paid in connection with this sales.

All of the above offerings were undertaken pursuant to the limited offering exemption from registration under the Securities Act of 1933 as provided in Rule 506 under Regulation D as promulgated by the U.S. Securities and Exchange Commission, and offers and sales were made only to "accredited investors." These offerings met the requirements of Rule 506 in that: (a) there are no more than or the issuer reasonably believes that there are no more than 35 purchasers of securities from the issuer in any offering under this section; and (b) each purchaser who is not an accredited investor is a "sophisticated investor," that is, the investor either alone or with his purchaser representative(s) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, or the issuer reasonably believes immediately prior to making any sale that such purchaser comes within this description.

Under Rule 506, an accredited investor is not counted in the number of investors permitted. An accredited investor includes:
(a) any natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his purchase exceeds $1,000,000; and (b) any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

No director of the Company will have personal liability to the Company or any of its stockholders for monetary damages for breach of fiduciary duty as a director involving any act or omission of any such director since provisions have been made in the Articles of Incorporation limiting such liability. The foregoing provisions shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or, which involve intentional misconduct or a knowing violation of law, (iii) under applicable Sections of the Nevada Revised Statutes, (iv) the payment of dividends in violation of Nevada Revised Statutes 78.300 or, (v) for any transaction from which the director derived an improper personal benefit.

The Bylaws provide for indemnification of the directors, officers, and employees of the Company in most cases for any liability suffered by them or arising out of their activities as directors, officers, and employees of the Company if they were not engaged in willful misfeasance or malfeasance in the performance of his or her duties; provided that in the event of a settlement the indemnification will apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation. The Bylaws, therefore, limit the liability of directors to the maximum extent permitted by Nevada law (Nevada Revised Statutes 78.751).

The officers and directors of the Company are accountable to the Company as fiduciaries, which means they are required to exercise good faith and fairness in all dealings affecting the Company.
In the event that a shareholder believes the officers and/or directors have violated their fiduciary duties to the Company, the shareholder may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce the shareholder's rights, including rights under certain federal and state securities laws and regulations to recover damages from and require an accounting by management.. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from the Company.

PART F/S.

                    REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
GolfGear International, Inc.

We have audited the accompanying consolidated balance sheets of GolfGear International, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of GolfGear International, Inc. and subsidiaries as of December 31, 1998 and 1997, and the consolidated results of their operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.

HOLLANDER, LUMER & CO.
Los Angeles, California
September 11, 199

           GOLFGEAR INTERNATIONAL, INC. AND SUBSIDIARIES
                  CONSOLIDATED BALANCE SHEETS
YEARS ENDED DECEMBER 31, 1998 AND 1997, AND THE NINE MONTHS ENDED
                       SEPTEMBER 30, 1999

                             December 31,              September 30,
                        1998              1997              1999
                                                         (Unaudited)
            ASSETS

CURRENT ASSETS
Cash                    $   31,771      $  188,395     $     43,293
Preferred stock
subscription receivable                                   2,000,000
Accounts receivable,
net of allowance for
doubtful accounts of
$42,000 in 1998,
$3,500 in 1997 and
$251,000 in 1999           280,241          76,609          266,094
Inventories                424,420         281,796          322,690
Prepaid expenses            12,495          73,797           14,345
TOTAL CURRENT ASSETS       748,927         620,597        2,646,422
PROPERTY AND EQUIPMENT
NET                        116,967          68,686          103,174
OTHER ASSETS
Patents and trademarks
Net                        173,380         173,311          161,073
Deposits                    10,126           6,900           10,126
TOTAL OTHER ASSETS         183,506         180,211          171,199

                        $1,049,400       $ 869,494       $2,920,795

                LIABILITIES AND SHAREHOLDERS EQUITY

CURRENT LIABILITIES
Bank credit line
Payable                 $  47,261       $   42,492      $    68,223
Notes payable to
Shareholders               78,397           39,397           77,197
Notes payable              16,203           25,000          104,922
Accounts payable and
accrued expenses          674,048          191,837        1,153,721
Accrued product
Warranties                 43,904           48,068           28,483
Accrued interest           11,753            5,759           19,489
Accrued officers
Compensation               65,000           50,000           65,000

TOTAL CURRENT
LIABILITIES               936,566          402,553        1,517,035


COMMITMENTS AND
CONTINGENCIES

SHAREHOLDERS EQUITY
Preferred stock,
$.001 par value;
authorized - 10,000,000
shares:
Series A Senior
Convertible Stock:
issued and outstanding -
210,536 shares
(stated value - $9.50
per share)                                                      211
Common stock, $.001 par
value; authorized-
50,000,000 shares;
issued and outstanding-
12,497,027 shares in
1998, 10,250,876 in
1997 and 12,592,194
shares in 1999             12,497           10,251           12,592

Additional paid
in capital              5,633,949        3,260,132        7,734,658
Accumulated deficit    (5,533,612)      (2,803,442)      (6,343,701)

TOTAL SHAREHOLDERS
EQUITY                    112,834          466,941        1,403,760

                       $1,049,400       $  869,494       $2,920,795

See accompanying Notes to Consolidated Financial Statements

           GOLFGEAR INTERNATIONAL, INC. AND SUBSIDIARIES
              CONSOLIDATED STATEMENT OF OPERATIONS
YEARS ENDED DECEMBER 31, 1998 AND 1997, AND THE NINE MONTHS ENDED
                         SEPTEMBER 30, 1999

                        Years Ended               Nine Months Ended
                        December 31,                 September 30,
                    1998          1997        1999             1998
                                           (Unaudited)   (Unaudited)

SALES               $1,244,119  $  420,619  $1,872,458   $1,036,781

COST OF GOODS SOLD     937,734     319,514     992,348      615,344

GROSS PROFIT           306,385     101,105     880,110      421,437

EXPENSES
Selling and
Marketing              657,853     202,608     408,578      406,768

Tour and pro
Contracts              479,561      15,896     165,721      374,802

Infomercial            503,567

Write off of
Rugg assets            135,000

Bad debt expense        39,448      3,500     237,778        19,500

General and
Administrative       1,130,242    729,012     808,350       724,512

Depreciation
and amortization        56,659     58,454      32,026        46,517

Interest expense        34,225     91,512      37,746         7,053

TOTAL EXPENSES       3,036,555  1,100,982   1,690,199     1,579,152

NET LOSS           $(2,730,170) $(999,877)  $(810,089)   $(1,157,715)

BASIC AND DILUTED
LOSS PER SHARE           (0.24)     (0.13)      (0.06)         (0.10)

WEIGHTED AVERAGE
NUMBER OF
COMMON SHARES
OUTSTANDING         11,558,995  7,543,000  12,536,249    11,350,484

See accompanying Notes to Consolidated Financial Statements

           GOLFGEAR INTERNATIONAL, INC. AND SUBSIDIARIES
     CONSOLIDATED STATEMENT OF SHAREHOLDERS? EQUITY (DEFICIT)
YEARS ENDED DECEMBER 31, 1998 AND 1997, AND THE NINE MONTHS ENDED
                       SEPTEMBER 30, 1999

                                    Additional
         Preferred       Common      Paid-in       Accumulated
         Stock           Stock
         Shares  Amount  Shares    Amount   Capital      Deficit
Total
BALANCE
December
31
1996                  6,375,335 6,374 1,615,280 (1,803,565) (181,911)

Conver
sion of
accounts
payable
into
common
stock                  157,204   157     89,826               89,983

Conver
sion of
note
payable
into
common
stock                   17,710    18      9,982               10,000

Issu
ance of
common
stock
for
services              159,927   160     95,346                95,506

Payment
in shares
of common
stock by
directors                              60,500                 60,500

Fair
value of
options
and
warrants
issued
to non-
employees                            290,720                 290,720

Issu
ance of
common
stock in
private
place
ments
  net               2,386,340 2,388  983,862                 986,250

Issu
ance of
common
stock
in
reverse
merger              1,000,000 1,000   1,000)

Conver
sion of
accrued
officers
salary
into
common
stock                154,360    154 115,616                  115,770

Net
Loss
For
Year                                              (999,877) (999,877)

BALANCE
December
31, 1997         10,250,876  10,251 3,260,132   (2,803,442)  466,941

Conver
sion of
accounts
payable
into
common
stock               100,000    100     99,900               100,000

Issu
ance of
common
stock
for
services            256,033    256    275,379               275,635

Issu
ance of
common
stock
for
acquis
ition               125,000    125    124,875               125,000

Fair
Value
Of
Options
and
warrants
issued
to non
employees                             449,128               449,128

Issu
Ance
Of
Common
Stock
in
private
place
ments
net               1,747,500   1,747 1,413,303             1,415,050

Exer
cise of
stock
options              17,618      18    11,232                11,250

Net
Loss
for the
year                                          (2,730,170) (2,730,170)

Bal.
December
31, 1998        12,497,027  12,497   5,633,949 (5,533,612)  112,834

Issu
ance of
common
stock
for
services            28,500      28      18,942               18,970

Issu
Ance
Of
Common
Stock
in
private
place
ments
net                66,667      67      49,933                50,000

Issu
ance of
pref
erred
stock
in
private
placement
net    210,526 211                 1,785,241              1,785,452

Fair
Value
Of
Options
and
warrants
issued
to non
employees                            246,593                246,593

Net
Loss
For
The
Nine
Months                                          (810,089)   (810,089)

BAL
Sept
30 1999
(Un
aud
ited)  210,526 211 12,592,194 12,592 7,734,658 (6,343,701) 1,403,760


See accompanying Notes to Consolidated Financial Statements

        GOLFGEAR INTERNATIONAL, INC. AND SUBSIDIARIES
            CONSOLIDATED STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1998 AND 1997, AND THE NINE MONTHS ENDED
                       SEPTEMBER 30, 1999

                            Years Ended           Nine Month Ended
                             December 31,           September 30,
                         1998         1997      1999            1998
                                               (Unaudited) (Unaudited)

CASH FLOWS FROM
OPERATING ACTIVITIES
Net loss               $(2,730,170) $(999,877) $(810,089) $(1,157,715)

Adjustments to reconcile
net loss
to net cash used in
operating activities:
Depreciation and
Amortization                56,659    58,454      32,025       46,517

Common stock issued
for services               275,635    95,506      18,970       48,260

Common stock issued
by directors
on behalf of Company                  60,500
Common stock issued
for assets
written off                125,000
Fair value of
options and  warrants
issued to non-employees    449,128   290,720     246,593      294,878
Changes in
operating assets
and liabilities:
(Increase) decrease in:
Accounts receivable       (203,632)  (57,819)     14,147     (256,382)
Inventories               (142,624) (135,413)    101,730     (411,961)
Prepaid expenses            61,302   (68,172)     (1,850)      18,328
Deposits                    (3,226)                            (3,226)
Increase (decrease) in
Accounts payable            582,211  (91,101)    335,047      424,230
Accrued product
Warranties                   (4,164)  (1,932)    (15,421)      (2,861)
Accrued interest              5,994    3,770       7,736          167
Accrued officers
Compensation                 15,000   110,000                   7,500
NET CASH USED IN
OPERATING ACTIVITIES (    1,512,887) (735,364)   (71,112)    (992,265)

CASH FLOWS FROM
INVESTING ACTIVITIES
Purchases of property
and equipment               (88,654)  (44,564)    (5,575)     (82,663)
Additions to patents and
Trademarks                  (16,355)  (18,429)      (350)     (16,356)
Advance for pending
Acquisition                                                   (10,000)
Additions to infomercial
Costs                                                        (503,567)
NET CASH USED IN
INVESTING ACTIVITIES       (105,009) (62,993)     (5,925)    (612,586)

CASH FLOWS FROM
FINANCING ACTIVITIES
Sales of equity
securities in private
placements, net           1,415,050  986,250      50,000    1,414,106
Increase (decrease) in
notes payable to
shareholders                                      (1,500)      39,000
Exercise of stock
Options                      11,250                            11,250
Increase (decrease) in
bank credit line              4,769   (5,654)     20,962       (3,714)
Proceeds from short-
term borrowings              65,000  106,379      50,000
Repayments on short-
term borrowings             (34,797) (105,000)   (30,903)      (7,787)

NET CASH PROVIDED BY
FINANCING ACTIVITIES      1,461,272   981,975     88,559    1,452,855

NET INCREASE (DECREASE)
IN CASH                    (156,624)  183,618     11,522     (151,996)

CASH, BEGINNING OF PERIOD   188,395     4,777     31,771      188,395

CASH, END OF PERIOD          31,771   188,395     43,293       36,399

CASH PAID FOR:
Interest                     16,553    19,742     30,010        6,886
Income taxes                            4,000
NON-CASH INVESTING AND
FINANCING ACTIVITIES:
Conversion of accounts
Payable into common stock   100,000    89,983

Conversion of note
Payable into common
Stock                                  10,000

Purchase of automobile
From officer                            7,818

Conversion of accounts
payable into notes
payable                                25,000     69,922
Conversion of accrued
Officers salaries into
common stock                          115,770
Preferred stock
Subscription                                    2,000,000

See accompanying Notes to Consolidated Financial Statements

         GOLFGEAR INTERNATIONAL, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   DECEMBER 31, 1998 AND 1997
            AND SEPTEMBER 30, 1999 AND 1998 (Unaudited)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

Description of Business - GolfGear International, Inc. and its subsidiaries (collectively, "GolfGear" or the "Company") designs, develops and markets golf clubs and related golf products.

GolfGear, formerly Harry Hurst, Jr., Inc. ("HHI") was incorporated under the laws of the State of Nevada on October 9,1997. The Company is the successor entity resulting from a December 5, 1997 reorganization between GolfGear International, Inc. ("GGI"), which has been active in the golf business since 1990, and HHI, a non-operating public shell corporation. HHI changed its name to GolfGear International, Inc., and GGI changed its name to GGI, Inc. and remains a wholly-owned subsidiary of the Company. Each share of Common Stock of GGI was exchanged for
3.5235 shares of common stock of HHI. The shareholders of GGI, constituting 90% of the then outstanding common stock, became the controlling shareholders of the Company.

For accounting purposes, the acquisition of GGI by HHI has been treated as a reverse acquisition of GGI with GGI considered the acquiror. The historical financial statements prior to December 5, 1997 are those of GGI. All information in the accompanying financial statements has been retroactively restated to reflect this transaction.

The Company operates in one business segment.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary, GGI, Inc., and GGI, Inc.'s wholly-owned subsidiaries, GearFit Golf Company and Pacific Golf Holdings, Inc. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Inventories. Inventories are stated at lower of cost (average) or market.

Property and Equipment - Property and equipment are stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the assets which range from five to seven years. Leasehold improvements are amortized on the straight-line method over the term of the lease or the useful life of the asset, whichever is shorter.

Property and equipment are reviewed for impairment whenever events or circumstances indicate that the assets non-discounted expected cash flows are not sufficient to recover its carry amount. The Company measures an impairment loss by comparing the fair value of the asset to its carrying amount. Fair value of an asset is calculated as the present value of expected future cash flows.

Patents and Trademarks - Patents and trademarks are being amortized on the straight-line method over a seventeen and ten year life, respectively.

Revenue Recognition - Revenue is recognized when products are shipped to customers. The Company generally provides a lifetime warranty against defects. The Company makes a provision for warranty costs in the period of sale. The Company periodically reviews the adequacy of the accrued product warranties.

Stock-Based Compensation - The Company periodically issues common stock options and common stock purchase warrants to employees and non-employees in non-capital raising transactions for services rendered and to be rendered, and as financing costs.

The Company adopted Statement of Financial Accounting Standards
("SFAS) No. 123, "Accounting for Stock-Based Compensation", which establishes a fair value method of accounting for stock-based compensation plans.

The provisions of SFAS No. 123 allow companies to either expense the estimated fair value of stock options or to continue to follow the intrinsic value method set forth in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", but to disclose the pro forma effect on net income
(loss) and net income (loss) per share had the fair value of the stock options been exercised. The Company has elected to continue to account for stock-based compensation plans utilizing the intrinsic value method. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair market price of the Company's common stock at the date of grant above the amount an employee must pay to acquire the common stock.

In accordance with SFAS No. 123, the Company has provided footnote disclosure with respect to stock-based employee compensation. The cost of stock-based employee compensation is measured at the grant date based on the value or the award and is recognized over the vesting period. The value of the stock-based award is determined using the Black-Scholes pricing model whereby compensation cost is the excess of the fair value of the award as determined by the pricing model at the grant date or other measurement date above the amount an employee must pay to acquire the stock. The resulting amount is charged to expense on the straight-line basis over the period in which the Company expects to receive benefit, which is generally the vesting period. Beginning in 1999, stock option issued to non-employee directors at fair market value are accounted for under the intrinsic value method. Prior to 1999, such options were accounted for as an expense at estimated fair market value.

With respect to shares of common stock issued for services rendered or to rendered, or for financing costs, such shares are valued based on the fair market price on the transaction date, adjusted for factors such as trading restrictions, registration rights, trading volume and market liquidity, which generally results in a reduction ranging from 25% to 33% to the fair market price at the transaction date.

Income Taxes - The Company accounts for income taxes utilizing the assets and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the basis of assets and liabilities for financial reporting purposes and tax purposes.

Interim Financial Statements - The accompanying consolidated financial statements are unaudited, but in the opinion of management of the Company, contain all adjustments, which include normal recurring adjustments, necessary to present fairly the financial position at September 30, 1999, the results of operations for the results of operations for the nine months ended September 30. 1999 and 1998, and the cash flows for the nine months ended September 30, 1999 and 1998.

The results of operations for the nine months ended September 30, 1999 are not necessary indicative of the results of operations to be expected for the full fiscal year ending December 31. 1999.

Net Loss Per Common Share - Effective December 31, 1997. the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128. "Earnings Per Share;" which establishes standards for computing and presenting earnings per share. SFAS No. 128 replaces the presentation of primary earnings per share and fully diluted earnings per share with basic earnings per share and diluted earnings per share, respectively. Basic earnings per share excludes the dilutive effects of options and convertible securities, if any, and is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed assuming the exercise or conversion of common equivalent shares, if dilutive, consisting of unissued shares under stock options, warrants and debt instruments. In accordance with SFAS No. 128, all prior periods presented have been restated to conform to the new presentation.

At December 31, 1998 and 1997, potential dilutive securities representing 3,045,508 shares and 2,425,076 shares of common stock, respectively, were not included in the earnings per share calculation since their effect would be anti-dilutive. At December 31, 1998, potential dilutive securities consisted of 1,359,904 outstanding stock options and 1,685,604 outstanding common stock purchase warrants. At December 31. 1997, potential dilutive securities consisted of 1,137,522 outstanding stock options and 1,287,554 outstanding common stock purchase warrants.

At September 30, 1999 and 1998, potential dilutive securities representing a 4,095,583 shares and 3,073,596 share of common stock, respectively, were not included in the earnings per share calculation since their effect would be anti-dilutive. At September 30, 1999, potential dilutive securities consisted of 1,904,904 outstanding stock options and 2,190,679 outstanding common stock purchase warrants. At September 30, 1998, potential dilutive securities consisted of 1,282,287 outstanding stock options and 1,791,309 outstanding common stock purchase warrants. Basic and diluted earnings per share are the same for all periods presented.

Concentration of Credit Risk - The Company maintains its accounts with a financial institution with a high credit rating. As of December 31, 1998, the Company had an account in one bank with a balance of $188,895, which exceeded the Federally insured limit.

Allowance for Doubtful Accounts - The Company makes periodic evaluations of the creditworthiness of its customers and generally does not require collateral. As of the balance sheet dates presented, management has determined that an adequate provision has been made for doubtful accounts.

Dependence on Major Suppliers - The Company is dependent on two major suppliers for the production of golf club heads and tooling used to produce the heads. However, management believes that any risk is mitigate due to the large number of alternative suppliers.

Major Customers - Two customers accounted for approximately 49% of total sales in 1998. Three customers accounted for approximately 49% of total sales in 1997. During the nine months ended September 30, 1999 and 1998, 49% and 45% of total sales were accounted for by three and two customers, respectively.

Reclassifications - Certain prior period balances have been reclassified to conform with current years presentation.

Infomercial Costs - During 1998, the Company incurred aggregate costs of $503,567 with respect to the preparation and filming of an infomercial. At December 31, 1998, management reviewed the Company's infomercial marketing program and determined that it was unlikely to be successful and, accordingly, such costs were charged to operations during 1998.

Comprehensive Income - A statement of comprehensive income is not presented as the Company has no items of comprehensive income for the periods presented.

Working Capital Requirements - The Company has incurred operating losses and negative cash flows from operations during the past few years, and has relied on the sale of its securities to fund its operations since 1997. The Company believes that the anticipated cash flows from operations, combined with the net proceeds from the recent sale of preferred stock, will be adequate to fund operations for the remainder of 1999 and for 2000. However, to the extent that the Company experiences a substantial increase in revenues and/or acquires other golf operations or companies, the Company may seek additional debt or equity financing. Should the cash flows generated by operating and financing activities be insufficient to fund the Company's future operations, the Company believes that it will be able to adjust its expenditures and/or reduce its level of operations, as it has in previous periods, to correlate its cash flows to its available cash resources.

2.  ACQUISITION.

Douglas Rugg - On May 16, 1998, the Company entered into an Agreement for Sale and Purchase of Assets with Douglas Rugg for the acquisition of certain assets. This agreement covers: (i) all rights and interest in and to the design of certain golf bags and a golf bag carrying case which includes technology know-how, and all documentation thereto; (ii) the design of all related eye-wear; (iii) the name "Executive Trail Blazer Golf Bag" (iv) all books, records and customer and supplier lists used in the business; (v) all rights and interest in and to patents, trademarks, rights under contracts, leases, and claims or causes of action related to these assets or the business; (vi) all inventory relating to golf bags and sunglasses; and (vii) all machinery and equipment relating to the assembly and/or shipping of the inventory.

In consideration for acquiring these assets, the Company paid the following: (i) the sum of $10,000; (ii) 125,000 shares of the Company's restricted common stock (valued at $1.00 per share); and (iii) a three percent royalty on gross sales of all the merchandise and products covered by this agreement. In connection with this acquisition, Mr. Rugg agreed to furnishing certain consulting services to the Company. The acquisition was completed on November 11, 1998 and the Company wrote off the assets acquired as of December 31, 1998. No royalties have been paid under this agreement.

3.  INVENTORIES.

Inventories consisted of the following at December 31, 1998 and 1997 and September 30, 1999:

                            December 31,               September 30,
                        1998           1997               1999
                                                        (Unaudited)
Components parts        $ 274,319      $ 198,011       $ 220,936

Finished goods            150,101         83,785         101,754

                        $ 424,420      $ 281,796       $  322,690

4.  PROPERTY AND EQUIPMENT.

Property and equipment consisted of the following at December 31, 1998 and 1997 and September 30, 1999:

                            December 31,               September 30,
                        1998           1997                1999
                                                        (Unaudited)

Machinery and
equipment               $   5,850       $   4,801      $      5,850
Office equipment            6,056           3,048            12,908
Computers and software     50,111          37,158            51,110
Furniture and fixtures     40,295          36,020            40,295
Automobile                  7,818           7,818             7,818
Trade show booths          64,824           4,046            57,499
Tooling                   164,626         158,036           169,676
Leasehold improvements      1,913           1,913             1,913
                          341,493         252,840           347,069
Less accumulated
depreciation
and amortization          224,526         184,154           243,895

                         $116,967        $  68,686         $103,174

5.  BANK CREDIT LINE PAYABLE.

At December 31, 1997, the Company had an unsecured $50,000 bank line of credit with Wells Fargo Bank that was increased to $70,000 in November 1998. The line of credit originally matured in April 1998, and was renewed with a maturity date of November 1999. Interest is payable monthly at the rate of prime plus 3% (11.25% at December 31, 1998). Outstanding borrowings at December 31, 1998 and 1997 were $47,261 and $42,492, respectively. The line is personally guaranteed by the Company's President and Chief Executive Officer. At September 30, 1999, outstanding borrowings were $68,223.

6.  NOTES PAYABLE.

The Company issued a subordinated convertible note payable on November 12, 1996. The face value of the note payable was $10,000 with a stated interest rate of 10% and a maturity date of August 12, 1997. The note was converted into 17,710 shares of common stock during 1997.

The Company had notes payable to shareholders totaling $78,397 and $39.397 as of December 31. 1998 and 1997, respectively. As of September 30, 1999, notes payable to shareholders totaled $77,197. The notes bear interest at 10% and are payable on demand.

In October 1997, a certain creditor converted the balance of its account payable into a note payable in the amount of $25,000. The note bears interest at 10% and is payable in 24 equal monthly installments of $1,154 beginning in February 1998. As of December 31, 1998, the note had an outstanding balance of $16,203, which was paid-off in 1999.

On January 8, 1999, the Company borrowed $50,000 from a third-party at 9% interest, due on April 8, 1999. In connection therewith, the Company issued a warrant to purchase 20,000 shares of common stock exercisable at $1.06 per share through January 8, 2004. At September, 30, 1999, the outstanding balance was
$40,000 and was due on demand.

On February 3, 1999, the Company borrowed $10.000 from a third party at 9% interest, due on February 3, 2000. At September 30,
1999, the original balance remained outstanding.

7.  COMMITMENTS AND CONTINGENCIES.

Operating Lease - The Company leases its office and warehouse facilities under a 36 month operating lease beginning December
15, 1996, and expiring December 15, 1999. The lease is personally guaranteed by the Company's President and Chief
Executive Office.

Rent expense charged to operations was $40,550 in 1998 and $36,000 in 1997. Rent expense charged to operations during the nine months ended September 30, 1999 and 1998 was $29,205 and $30,104, respectively.

Employment Agreements - The Company has entered into an employment agreement with Donald A. Anderson, its president and major shareholder, dated July 1, 1998, which expires on December 31, 2002. This agreement has an automatic renewal provision which allows renewal for a one year period on the same terms and conditions unless either party gives notice to the other party of at least ninety days prior to the expiration of the term of their intention to renew the agreement. The agreement may only be terminated by the Company if there is a willful breach or habitual neglect of duties relating to performing terms of the agreement or there are acts of dishonesty, fraud and misrepresentation. The agreement provides for a base salary of $90,000 per year and an automobile expense allowance of $750 per month. In addition to the fixed salary, Mr. Anderson is to receive under the terms of this agreement a sum equal to five percent (5%) of the net earnings, as defined, of the Corporation for each fiscal year (provided, however, such additional compensation for any fiscal year will not exceed $200,000).
Since the date of this agreement, there have been no net earnings upon which to pay such additional amount,

Corporate Development Agreement - In October 1997, the Company entered into a Corporate Development Agreement with The Michelson Group, Inc. ("Michelson") whereby Michelson would perform certain corporate advisory services. During 1998, the Company issued 160,000 shares of its common stock pursuant to and in full satisfaction of this agreement.

Consulting Agreement - On October 1, 1998, the Company executed a consulting agreement with Sports Opportunities International, a South Carolina corporation, owned by Parker Smith, a director of the Company. The agreement required a payment of $40,000 a year commencing on January 1, 1999. The agreement also granted stock options entitling the purchase of 50,000 shares of common stock at $2.00 per shares, 20,000 of which vested upon execution of the agreement; 15,000 of which vest six months after execution of the agreement and the remaining 15,000 of which vest one year after execution of the agreement. The consulting agreement also provided for a 0.25% royalty to be paid for each golf club sold through companies or distributors introduced to the Company by Mr. Smith. The agreement had a term of one year, and expired without being renewed on October 19, 1999.

Legal Proceedings - From time to time, the Company is involved in litigation arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations and cash flows.

8.  LICENSE AGREEMENTS.

On August 12, 1998, the Company executed a License Agreement with Confidence Golf, Inc., a California corporation formerly owned by Robert J. Williams, who is a former Officer and a Director, and currently a major stockholder of the Company. Confidence Golf, Inc. was purchased by Family Golf Centers, Inc. in December 1997. Pursuant to the License Agreement, the Company has licensed to Confidence Golf, Inc. a non-exclusive worldwide right to utilize the Company's patented forged insert technology in the manufacture and sale of golf clubs. The License Agreement provides for royalties to be paid at the rate of $2.00 per iron and $2.50 per wood for each golf club, component made, used or sold worldwide. The License Agreement expires upon termination of all patents and patent applications, or in the event that royalty payments are not timely made or there is a material breach of this agreement.

On November 19, 1998, the Company entered into a similar licensing agreement with Wilson Sporting Goods Company to also use the Company's forged insert technology. Under the terms of this agreement, Wilson agreed to pay royalties as follows: (a) for irons: $1.00 per club for the first 250,000 sold, $0.75 per club for the next 250,000 up to 500,000, and $0.50 for over 500,000, and (b) for wood: $1.00 per club for the first 500,000 and $0.75 per club over 500,000.

On November 22, 1999, the Company entered into a licensing agreement with PowerBilt Golf, a division of Hillerich and Bradsby Co. The license agreement grants PowerBilt Golf the non-exclusive right to utilize GolfGear's patented insert technology in its product lines in all non-Asian countries (except for Korea, which is included in the license), including the United States. The license agreement is for an initial term of five years, and is renewable at PowerBilt's option for an additional five-year term.

9.  RELATED PARTY TRANSACTIONS.

On June 17, 1997, the Company entered into a Financial Services Agreement with Bridgewater Capital Corporation ("Bridgewater") whereby Bridgewater would arrange and help consummate a merger between the Company and a public shell corporation and also assist the Company to analyze, negotiate and advise on obtaining equity capital or debt financing. Upon the successful completion of the$500,000 financing in October 1997, the Company paid Bridgewater a fee of $60,000 and issued 499,002 shares of the Company's common stock, representing 4.99% of the post-reorganized public company. In December 1997, the Company completed a reorganization with Harry Hurst, Jr., Inc. (see Note
1). The Financial Services Agreement also required that Bridgewater be paid a consulting fee of $72,000 payable $6,000 monthly, have the right to appoint one person to the Board of Directors for two years, and be paid a 10% finders fee and 2% unaccountable expense allowance on all capital, cash, equity or debt infused into the Company by or through Bridgewater. This agreement expired in October 1998. During 1998 the Company paid $6,900 to Bridgewater as a capital raising fee. Mr. Peschong, a former director of the Company, is an officer and shareholder of Bridgewater.

On January 27, 1999, the Company executed a letter of understanding with Bridgewater whereby, among other things, the Company agreed to issue a promissory note to Bridgewater in the amount of $50,000 due and payable no later than April 1, 1999 and to issue common stock warrants entitling Bridgewater to purchase 105,705 shares of common stock at $0.62 per share which expire October 2002. The agreement to issue the promissory note and warrants arise out of ostensible obligations in the Financial Services Agreement. The execution of the letter of understanding was in anticipation of and contingent upon an expected equity financing which did not materialize. In the opinion of management, all obligations relating to these agreements have been recorded on the books of the Company as of September 30, 1999.

The Company sold products to a company partially owned by the spouse of the Company's President and Chief Executive Officer. During 1997, the spouse's ownership interest in that company was divested. Sales to that company totaled approximately $50,000 in 1997.

During 1997, two directors of the Company transferred an aggregate of 60,500 shares of the Company's common stock that they owned to certain third parties on behalf of the Company. As a result, the Company recognized non-cash compensation expense and a corresponding increase to additional paid-in-capital of $60,500.

In March 1998, the Company recorded a liability of $65,000 to the spouse of the Company's President and major shareholder as a finders fee with respect to a $650,000 equity investment in the Company during 1998. As of December 31, 1998 and September 30, 1999, the balance remaining of the $65,000 obligation was $39,000 and is included in notes payable to shareholders in the accompanying financial statements.

10.  INCOME TAXES.

As of December 31, 1998, the Company has federal net operating loss carryforwards of approximately $3,778,000, which can be used to offset future taxable income. The utilization of such carryforwards will be limited by the Internal Revenue Code due to the change in ownership of the Company. No deferred asset benefit for these operating losses has been recognized in the financial statements due to the uncertainty as to the realizability of these in the future periods.

11.  SHAREHOLDERS' EQUITY.

Preferred Stock - On September 27, 1999, the Company entered into an agreement for the sale of 210,526 shares of its Series A Senior Convertible Preferred Stock, par value $.001, for $2,000,000, which was paid in cash during October 1999.
The 210,526 preferred shares are convertible into 2,105,260 shares of the Company's common stock currently equal to 14.3% of the post-converted outstanding common stock of the Company. The preferred stock votes on an "as if converted" basis and may be converted in whole or in part for a period of two years after which it automatically converts into common stock. A 6% annual dividend is payable quarterly in cash or additional shares of preferred stock at the option of the Company. No dividend was recorded as of September 30, 1999.

Anti-dilution provisions permit the buyer to purchase additional preferred shares so as to maintain it 14.3% interest in the Company for a period of five years. Furthermore, additional preferred shares are required to be issued for no additional consideration in order to maintain the buyer's 14.3% interest in the Company as a result of the Bel Air acquisition described in
Note 12 below.

Common stock purchase warrants entitling the holder to purchase
330,000 shares of common stock were also issued to the buyer.
Such warrants are exercisable at a price of $1.00 per share for a period of three years.

The Company also executed a Distribution Agreement with the purchaser granting the purchaser an exclusive right to distribute the Company's products in Japan for an initial period of five years. Due to the valuation place upon the preferred shares sold, no accounting value was attributed to the Distribution Agreement.

Common Stock - On June 16, 1999, the Company sold 66,667 shares of its common stock to an investor for $50,000 pursuant to an agreement to sell up to 500,000 shares to that same investor. On August 31. 1999. the agreement expired with no further sales being made.

During 1998, the Company raised gross proceed of $1,587,500 from private placements of 1,587,500 shares of its common stock at a price of $1.00 per share. In connection with these private placements, the Company paid commissions and fees of $12,450, issued 160,000 shares of common stock valued at $160,000 for services rendered and issued warrants to purchase 217,000 shares of common stock exercisable at $2.00 per share through March 1, 2001, and warrants to purchase 31,050 shares of common stock exercisable at $1.20 per share through December 12, 2000.

During 1997, the Company raised gross proceeds of $1.037,500 from private placements of its common stock that commenced on September 1, 1997 at a price of $.57 per share and $50,000 from private placements that commenced on December 12, 1997 at a price of $1.00 per share. In connection with these private placements, the Company paid commissions and fees of $101,250, issued 499,002 shares of common stock valued at $282,000 for services rendered and issued warrants to purchase 1,057,500 shares of common stock exercisable at $.28 per share through October 1, 2000, and warrants to purchase 5,000 shares of common stock exercisable at $1.20 per share through December 29, 2000. Effective February 15, 1999 the Stock and Warrant Purchase Agreement dated September 1997 with Berkeley Investment Group Ltd., that originally resulted in the sale of 880,875 shares of its common stock and 1,057,050 warrants to acquire common stock for a total consideration of $500,000 was amended to reflect changes to registration rights and penalties related thereto. The amendment granted Berkeley warrants to purchase an additional 105,075 shares of common stock at $.28 per share which expires in October 2000 in full settlement of registration related penalty rights.

During 1998 and 1997, accounts payable in the aggregate amount of $100,000 and $89,983 were converted into 100,000 shares and 157,204 shares, respectively, of the Company's common stock.

During 1998, the Company paid $10,000 in cash and issued 125,000 shares of its common stock valued at $125,000 for the purchase of a golf accessory business. See Note 2.

During 1997, the Company's President and Chief Executive Officer converted his accrued salaries of $115,770 into 154,360 shares of the Company's common stock at $.75 per share.

During 1998 and 1997, the Company issued 256.033 shares valued at $275,635 and 159,927 shares valued at $95,506, respectively, for services rendered. During the nine months ended September 30. 1999, 28,500 shares valued at $18,970 were issued for services rendered.

Warrants - During 1999, 1998 and 1997, warrants to purchase
50,000 shares, 150,000 shares and 119,799 shares, respectively, at prices ranging from $0.28 to $2.00 per share were issued to non-employees for services rendered.

During 1999 and 1997, warrants to purchase 20,000 shares at $1.06 per share and 105,705 shares at $0.28 per share, respectively, were issued as loan fees.

Information regarding the Company's warrants is as follows:

                    Weighted
                    Shares       Average     Weighted     Aggregate
                    Underlying   Exercise    Average      Exercise
                    Warrants     Price       Fair Value   Price

BALANCE,
DECEMBER 31, 1996
Granted             1,287,554   $   0.31    $     0.48    $  398,800
Canceled                -           -             -             -
Exercised               -           -             -             -

BALANCE,
DECEMBER 31, 1997   1,287,554       0.31          0.48       398,800
Granted               398,050       1.87          2.75       746,260
Canceled                -           -             -             -
Exercised               -           -             -             -

BALANCE,
DECEMBER 31, 1998   1,685,604       0.68         1.02      1,145,060
Granted               505,075       0.95         0.65        480,621
Canceled                 -          -            -               -
Exercised                -          -            -               -

BALANCE,
SEPTEMBER 30, 1999
(UNAUDITED)         2,190,679   $   0.74    $    0.93     $1,625,881

The following table summarizes the information about warrants outstanding at December 31, 1998:

                    Number of         Weighted Average
                      Shares             Remaining
Exercise Price      Outstanding       Contractual Life

$0.28                1,197,990            3.7 years
$0.62                   84,564            3.2 years
$1.20                   36,050              4 years
$1.75                  100,000            1.5 years
$2.00                  267,000              2 years
                     1,685,604

The Company accounted for warrants granted to non-employees in accordance with SFAS No. 123 which requires non-cash compensation expense be recognized over the expected period of benefit. During 1998 and 1997, the Company recognized non-cash compensation expense of $76,000 and $104,720 for warrants to purchase 150,000 shares and 225,504 shares, respectively, of common stock. The remaining 248,050 warrants in 1998 and 1,062,050 warrants in 1997 were issued in connection with the sale of common stock. The offering costs associated with these warrants were netted against the proceeds from the sale of common stock.

Stock Options - in October of 1997, the Board of Directors of the Company approved a stock option plan entitled "GolfGear International, Inc. 1997 Stock Option Plan" ("Plan"). This Plan is intended to allow designated officers and employees and certain non-employees of the Company to receive stock options to purchase the Company's common stock and to receive grants of common stock subject to certain restrictions as more fully described in the Plan. The Plan has reserved 2,642,625 shares of common stock, subject to adjustments, that may be issued under the Plan.

The Plan provides for the granting to employees (including employees who are also directors and officers) of options intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and for the granting of non-statutory stock options to directors, employees and consultants. The plan is currently administered by the Board of Directors of the Company.

The exercise price per share of incentive stock options granted under the Plan must be at least equal to the fair market value of the common stock on the date of the grant. With respect to any participant who owns shares representing more than 10% of the voting power of all classes of the Company's outstanding capital stock, the exercise price of any incentive or non-statutory stock options must be equal to at least 110% of the fair market value of the grant date, and the maximum term of the option must not exceed five years. Upon a merger of the Company, the option outstanding under the Plan will terminate unless assumed or substituted be the successor corporation. As of September 30, 1999, 1,242,085 options have been granted under the Plan, including 502,350 options granted to the Company's President as follows: 352,350 during 1997 that are exercisable at $0.62 and expire in October 2002, and 150,000 during 1999 that are exercisable at $0.275 and expire in August 2001.

Information regarding the Company's stock options is as follows:

                     Weighted
                     Shares      Average     Weighted     Aggregate
                     Underlying  Exercise    Average      Exercise
                     Warrants    Price       Fair Value   Price
BALANCE,
DECEMBER 31, 1996        70,472  $  0.64                  $   45,000
Granted               1,067,050     0.62     $    0.46       657,500
Canceled
Exercised

BALANCE,
DECEMBER 31, 1997     1,137,523     0.62          0.43    $  702,500
Granted                 240,000     3.78          2.35       907,500
Canceled
Exercised             (  17,618)    0.64                     (11,250)

BALANCE,
DECEMBER 31, 1998     1,359,904     1.18          0.78     1,598,750
Granted                 545,000     0.32          0.15       176,875
Canceled
Exercised

SEPTEMBER 30, 1999
(UNAUDITED)           1,904,904  $  0.93     $    0.60    $1,775,625

The following table summarizes the information about stock options outstanding at December 31, 1998:

                  Number of            Weighted Average
                    Shares                 Remaining
Exercise Price    Outstanding          Contractual Life

$0.64                 52,854               2.7 years
$0.57                704,700               3.7 years
$0.62                352,350               3.7 years
$2.00                 50,000               0.8 years
$3.75                 10,000                 4 years
$4.25                190,000                 1 year
                   1,359,904

The Company accounted for stock options granted to employees, officers and directors under APB Opinion No. 25 "Accounting for Stock Issued to Employees", under which no compensation cost has been recognized. Options granted to non-employee directors are accounted for in accordance with SFAS No. 123. Had the compensation cost for the options been determined based upon the fair value at the grant date consistent with the methodology prescribed under SFAS No. 123, the Company's net loss and basic and diluted loss per share in 1998 would have been increased by approximately $48,000 and $0.004 per share, respectively ($306,000 and $0.04 per share, respectively, in 1997).

The fair value of the warrants and option granted is estimated on the date of grant using the Black-Scholes option pricing model with following weighted average assumptions: dividend yield of 0%, volatility of 100%, risk-free interest rate of 6.7% and an expected life of five years.

The effect of applying SFAS No. 123 in this pro forma disclosure is not indicative of future results.

12.  SUBSEQUENT EVENT.

On October 1, 1999, the Company entered into an agreement to acquire all of the operating assets of Bel Air Golf Companies, including the "Bel Air Golf" and "Players Golf" trade names. The Bel Air Golf Companies were acquired by new management in 1997 and had consolidated unaudited revenues of approximately $2,000,000 for the year ended December 31, 1998. Players Golf offers a full line of junior golf clubs, and Bel Air Golf is known primarily for golf glove products that offer both value and quality. Bel Air Golf and Players Golf will be operated as a separate division of GolfGear.

In consideration for acquiring these assets, the Company has agreed to assume liabilities of approximately $50,000 and issue 250,000 shares of its restricted common stock. Up to an additional 400,000 shares are to be issued, based on the satisfactory resolution of certain contingencies. The Company will also issue 255,000 warrants exercisable at $1.00 per share for a period of six months from closing, and 100,000 exercisable at $1.00 per share, 100,000 warrants exercisable at $2.00 per share and 100,000 warrants exercisable at $3.00 per share, vesting and exercisable only if net revenues from Bel Air Golf and Players Golf reach $1,500,000, $2,000,000 and $2,500,000 in
2000, 2001 and 2002, respectively. Subject to the resolution of certain contingencies, the Company expects to complete this transaction during February 2000.

As a result of this acquisition, the Company will be required to issue approximately 4,000 additional shares to the holder of its Series A Senior Convertible Preferred for no additional consideration in order to comply with certain anti-dilution provisions.

PART III.

ITEMS 1 and 2.  INDEX TO EXHIBITS; DESCRIPTION OF EXHIBITS.

The Exhibits required by Item 601 of Regulation S-B, and an index thereto, are attached to this Form 10-SB.

                              SIGNATURES

Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       GOLFGEAR INTERNATIONAL, INC.



Date: January 7, 2000.                 By:/s/  Donald A. Anderson
                                       Donald A. Anderson, President

                      Special Power of Attorney

The undersigned constitute and appoint Donald A. Anderson their true and lawful attorney-in-fact and agent with full power of substitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Form 10-SB Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the U.S. Securities and Exchange Commission, granting such attorney-in-fact the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorney-in-fact may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this registration statement has been signed by the following persons in the capacities and on the dates indicated:


Signature                 Title                       Date

/s/ Donald A. Anderson    President, Chairman of     January 7, 2000
Donald A. Anderson        the Board

/s/ Robert N. Weingarten  Secretary, Chief Financial January 7, 2000
Robert N. Weingarten      Officer (principal
and accounting officer),  financial and accounting
                          officer), Director

/s/ Frank X. McGarvey     Director                   January 7, 2000
Frank X. McGarvey

/s/ Parker Smith          Director                   January 7, 2000
Parker Smith

/s/ Marc R. Tow           Director                   January 7, 2000
Marc R. Tow

/s/ Naoya                 Director                   January 7, 2000
Kinoshita
Naoya Kinoshita

                            EXHIBIT INDEX

Exhibit                                                Method of
Number    Description                                  Filing

3.1       Articles of Incorporation                    See Below
3.2       Certificate of Amendment of Articles of
          Incorporation                                See Below
3.3       Certificate of Amendment of Articles of
          Incorporation                                See Below
3.4       Articles of Merger                           See Below
3.5       Bylaws                                       See Below
4.1       Stock and Warrant Purchase Agreement
         (Berkeley Investment Group)                   See Below
4.2      Warrant Agreement (Yeon Park)                 See Below
4.3      Binding Subscription Agreement for Purchase of
         Equity Securities (M.C. Corporation)          See Below
4.4      Certificate of Determination                  See Below
4.5      Subscription of Common Stock                  See Below
10.1     Distribution Agreement (M.C. Corporation)     See Below
10.2     Distribution Agreement (GolfGear Korea, Ltd.) See Below
10.3     Acquisition Agreement (Bel Air Golf Companies)See Below
10.4     Agreement for Sale and Purchase of Assets (and
         accompanying Consulting Agreement) (Douglas
         Rugg)                                         See Below
10.5     License Agreement (Confidence Golf, Inc.)     See Below
10.6     License Agreement (Wilson Sporting Goods
         Company)                                      See Below
10.7     Financial Services Agreement (Bridgewater
         Capital Corporation)                          See Below
10.8     Letter of Engagement - Advisory Services
        (Magnum Financial Group)                       See Below
10.9    Consulting Agreement (Sports Opportunities
        International)                                 See Below
10.10   Employment Agreement (Donald A. Anderson)      See Below
10.11   GolfGear International, Inc. 1997 Stock
        Incentive Plan                                 See Below
10.12   License Agreement (PowerBilt Golf)             See Below
21      Subsidiaries of the Registrant                 See Below
24      Special Power of Attorney                      See Signature
                                                       Page
27      Financial Data Schedule                        See Below
99.1    Patents                                        See Below
99.2    Trademarks                                     See Below